     As filed with the Securities and Exchange Commission on March 22, 2000


                                                      Registration No. 000-28753

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------


                               AMENDMENT NO. 1 TO
                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               -----------------

                                 iChargeit, Inc.
                 (Name of Small Business Issuer in its Charter)

         Delaware                                 7373                        33-0880427
(State or other jurisdiction of        (Primary Standard Industrial       (I.R.S. Employer
incorporation or organization)          Classification Code Number)       Identification No.)

                                          2184 West 190th Street
                                        Torrance, California 90504
                                              (310) 782-1122

        ------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                               -----------------

Securities to be registered under Section 12(b) of the Act: None
Securities to be registered under Section 12(g) of the Act:

         Title of Each Class                      Name of Each Exchange on Which
         to be Registered                         Each Class is to be Registered

         Common Stock, par value $0.001           OTC Bulletin Board

                                     PART I

Special Note Regarding Forward-Looking Statements.

         This registration statement on Form 10-SB contains forward-looking statements that involve risks and uncertainties that address:

         -    business strategies;

         -    expectations regarding our strategy;

         -    our financial condition or results of operations;

         -    forecasts;

         -    trends, including growth, in the electronic commerce market; and


         -    new products.



         You generally can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations thereof (including their use in the negative), or by discussions of strategies, opportunities, plans or intentions. Such statements include but are not limited to statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," as well as captions elsewhere in this prospectus. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements, including those discussed under "Risk Factors" and "Business."


         In addition, such forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions or expectations will be achieved. The information contained in this registration statement, including the section discussing risk factors, identifies important factors that could cause such differences.

                                    BUSINESS

OVERVIEW


         iChargeit, Inc., a Delaware corporation, provides an on-line shopping mall on the Internet which offers a range of goods and services for sale to consumers over the Internet. Our primary web sites are www.iChargeit.com and www.Shoppingplanet.com. We sell computer hardware, software, and other computer components and peripheral products to the retail end-user through our Shoppingplanet.com web site and conduct direct marketing and sales to resellers through our subsidiary Bay Micro Computers, Inc.



         Our web sites host a variety of iChargeit-owned and third-party vendors of Internet services, CD-ROMS, computers, artwork, clothing, gifts, baked goods, leather goods, nutritional supplements, and other products and services. We showcase featured vendors on our web site's main page, with each vendor displaying a banner link to a separate vendor "store" hosted on our web site. Our intent is to provide value to both the end-user and to our vendors by providing a range of goods and services in one location. We believe that our vendors may see increased traffic from customers arriving at our web site for the purpose of browsing for an unrelated product or service.


         We offer a full range of cost effective service solutions for businesses seeking electronic commerce capabilities. Our auction, Slide Show Search, and other custom features enable us to "plug" companies into our existing infrastructure, thereby saving companies development time and reducing the costs associated with launching an electronic commerce web site.

HISTORY


         iChargeit, Inc. was incorporated on January 6, 1999 in the State of Nevada. On March 10, 1999 iChargeit merged with and into Para-Link, Inc., a Texas corporation incorporated on January 22, 1997. On March 16, 1999 Para-Link changed its name to iChargeit, Inc. Para-Link was formed for the purpose of engaging in network marketing of health and nutritional products, but was inactive at the time of the merger with iChargeit, and had essentially no assets and no operations. Although Para-Link had essentially no assets and no operations, shares of Para-Link common stock were publicly traded and available for quotation through the Over The Counter Bulletin Board market. The iChargeit-Para-Link merger gave holders of iChargeit common stock potential liquidity, and provided us with a better opportunity to raise capital. On November 12, 1999, iChargeit, Inc., a Texas corporation, completed a Delaware reincorporation merger with a its wholly-owned Delaware subsidiary corporation.


         Prior to the merger of iChargeit with and into Para-Link, Para-Link had entered into a Plan and Agreement of Exchange dated February 22, 1999 with HerbRX, Inc., a Nevada corporation, wherein the parties intended to exchange 4 million shares of common stock of Para-Link for all of the outstanding shares of HerbRX, and HerbRX was to become a wholly-owned subsidiary of Para-Link.

         Pursuant to the terms of the Plan of Merger and Agreement between iChargeit, Inc., a Nevada corporation, and Para-Link, Inc., a Texas corporation, the iChargeit Nevada principals exchanged 100% of their outstanding shares of stock of iChargeit Nevada for the shares of Para-Link which were held by the HerbRX principals as a result of the Para-Link/HerbRX Agreement of Exchange. In exchange for the Para-Link shares from the HerbRX principals, the iChargeit Nevada principals pledged that they would cause Para-Link/iChargeit to spin off approximately 80% of HerbRX to the HerbRX principals and undertake the registration of such securities.


         Due to certain misunderstandings of the parties involved with the Para-Link/HerbRX Plan and Agreement of Exchange, HerbRX was merged with and into Para-Link and its separate existence was terminated on March 15, 1999. As a result of this, Para-Link and the former HerbRX shareholders entered into an Agreement dated as of March 16, 1999 to void the Para-Link/HerbRX merger and rescind the Agreement and Plan of Exchange between the parties. Pursuant to the Rescission Agreement entered into as of March 16, 1999, Para-Link formed a new Nevada corporation named HerbRX, Inc. and issued to the former HerbRX shareholders shares of common stock in the new HebRX, in identical amounts and with identical certificate numbers, and the former HerbRX shareholders released and indemnified Para-Link for any and all obligations which may have existed pursuant to the original Plan and Agreement of Exchange between HerbRX and Para-Link. There is no current relationship between iChargeit and HerbRx or the HerbRx shareholders.



         On November 12, 1999, we completed a merger with Bay Micro
Computers, Inc., a California corporation dba PC Shopping Planet, pursuant to which Bay Micro Computers became a wholly-owned subsidiary of iChargeit. Bay Micro had acquired PC Shopping Planet, including the Shoppingplanet.com domain name and trademark, pursuant to an asset purchase in April of 1999. Although the certificate of merger for the Bay Micro merger was not filed until November 12, 1999, a majority of the outstanding shares of iChargeit and Bay Micro Computers were voted to approve the merger on October 5, 1999. Accordingly, our financial statements and the notes thereto reflect iChargeit and Bay Micro Computers as a consolidated entity beginning on October 5, 1999.



         As a result of our merger with Bay Micro Computers, we are engaged in consolidating Bay Micro's internet operations with the iChargeit.com and Shoppingplanet.com web sites, and Bay Micro will focus on direct marketing of computer hardware, software and other computer components and peripheral products and on sales to resellers. We expect to complete the consolidation of the iChargeit.com and Shoppingplanet.com web sites in the second quarter of 2000.


INDUSTRY BACKGROUND

         The Internet is a world-wide series of interconnected electronic and/or computer networks. Individuals and companies recently have recognized that the technological capabilities of the Internet provide a medium not only for the promotion and communication of ideas and concepts, but also for the presentation and sale of information, goods and services. The Internet has been accessible principally through personal computers, but recently several companies have announced "Web TV" and hand-held wireless products designed to provide access to the Internet through alternative devices. We believe that the new Web TV and wireless products will increase the number of people shopping on-line through the Internet.

         The terms "Electronic Commerce" and "Internet commerce" encompass the use of the Internet for selling goods and services. The use of the Internet as a marketing and advertising tool is enhanced by the ability to communicate information through the Internet to a large number of individuals, businesses and other entities. Because of the "virtual" nature of electronic commerce, an on-line presence in the form of a web site for merchants can reduce significantly or eliminate the costs of maintaining a physical retail facility. On-line merchants can also achieve significant savings by eliminating traditional product packaging, print advertising and other point of purchase materials. Marketing on the Internet can be especially advantageous for smaller companies because it removes many physical and capital barriers to entry and levels the competitive playing field by allowing smaller companies to compete with larger companies effectively.

         The unique characteristics of the Internet create a number of advantages for online retailers and have dramatically affected the manner in which companies distribute goods and services. Specifically, online retailers use the Internet to:

         - provide consumers with a broad selection of products and services, increased information and enhanced convenience;

         - operate with reduced overhead costs and greater economies of scale;

         - frequently adjust featured selections, editorial content and pricing, providing significant merchandising flexibility;

         - "display" a larger number of products than traditional retailers at lower cost; and

         - obtain demographic and behavioral data about customers, increasing opportunities for direct marketing and personalized services.

         The Internet also provides a powerful and convenient means for consumers to order products and services. As a result of the increased use of the Internet and the benefits of online retailing, we believe consumer spending on the Internet will grow rapidly.

         INTERNET SECURITY

         One of the largest barriers to a potential customer's willingness to conduct commerce over the Internet is the perceived ability of unauthorized persons to access and use personal information about the user, such as credit card account numbers, social security numbers and bank account information. Concerns about the security of the Internet include the authenticity, verification and certification of who users are, and privacy protection for access to private information transmitted over the Internet. We believe recent advances in this area greatly have reduced the possibility of such unauthorized access or use, which in turn may increase acceptance by consumers of electronic commerce. We are not aware of any occasion in which a user's credit card was misappropriated while transacting business on our web site. "See Risk Factors--Insecure transmission of confidential information and third party misconduct could hurt consumer confidence in Internet commerce."

         iChargeit's current electronic commerce services use secure sockets layer, or SSL, protocol. SSL supports a fully digital encrypted session (up to 128-bit, depending on the browser) between the web browser and the web server. This security method provides a high level of encryption protection for our users' credit card numbers, bank account numbers, and other personal information. To our knowledge, we have never experienced any significant problems with security. However, we cannot assure you that we will never experience such a problem in the future. See "Risk Factors--Insecure transmission of confidential information and third party misconduct could hurt consumer confidence in Internet commerce."

         ELECTRONIC COMMERCE SERVICES

         Electronic commerce services include the ability to import, organize and retrieve products electronically, process transactions securely, and receive credit card payments over the Internet. We have contracted with various third party providers to create or service the various components of our web site, such as our credit software, auction software and contest software. Depending on the agreement, third party providers receive up-front payment or transaction fees, or a combination of both. We do not own any proprietary rights to the software used to power the various components of our web site. See "Business - Intellectual Property."

PRODUCTS AND SERVICES


         As a result of our merger with Bay Micro Computers, we are consolidating Bay Micro's Shoppingplanet.com web site, which sells computers and computer components and peripheral products directly to the end-user, with iChargeit's internet operations. We expect to complete the consolidation of the iChargeit.com and Shoppingplanet.com web sites in the second quarter of 2000. Our subsidiary, Bay Micro Computers, will conduct direct marketing and sales of computer hardware, software and other computer components and peripheral products to resellers. Our internet business will be referred to as the "iChargeit Shopping Planet," with the primary web site address at Shoppingplanet.com, as well as our iChargeit.com web site. All of the e-commerce software, products and services currently available on the iChargeit.com web site will be included under the Shoppingplanet.com brand and web site. We intend to devote the majority of our advertising and marketing efforts to develop the Shopping Planet name. The combined Shopping Planet and iChargeit content will be divided into the following five areas of interest on our main web site, which will guide users to the products and services available:



         -        PC SHOPPING PLANET, which targets the computer retail market;



         - SHOP THE PLANET, which targets the on-line shopper by offering a wide selection of products, as well as links to our affiliate partner web sites;


         - ENJOY THE PLANET, which will offer a selection of content driven and game oriented sites to attract repeat visitors and develop brand loyalty;

         - CONNECT THE PLANET, which will offer people the ability to connect to the Internet using various iChargeit-branded Internet related products and services; and

         - B2B SHOPPING PLANET, which we intend to build as a web site for computer resellers and manufacturers to conduct business to business commerce over the Internet.


         Users can view each of iChargeit's properties by accessing the iChargeit.com web site. To purchase items offered by iChargeit, the user simply can submit an order on-line and enter a credit card number. The products and features offered by PC Shopping Planet and Shop the Planet are available currently. We intend to complete the construction of Enjoy the Planet, Connect the Planet and B2B Shopping Planet at various times during the second quarter of 2000.


         PC SHOPPING PLANET

         PC Shopping Planet originally was founded in September 1995 as a mail order business, and began selling over the Internet approximately two months later. Bay Micro acquired PC Shopping Planet, including the Shoppingplanet.com domain name and trademark, pursuant to an asset purchase in April 1999. Currently, PC Shopping Planet is an Internet retailer of computers, computer components and peripherals, and computer upgrade kits. The PC Shopping Planet web site is at www.Shoppingplanet.com.

         PC Shopping Planet offers a wide range of high-quality personal computer hardware, including mother boards, memory chips, multi-media kits, video/graphics products, accelerators, and peripherals, as well as additional products and accessories for replacement and upgrades, all at the lowest possible prices. PC Shopping Planet offers upgrade kits as a cost-effective alternative to the replacement of existing personal computers. PC Shopping Planet offers rapid order processing, 24-hour on-line ordering and a toll-free number at 800-422-9381 for phone orders.

         The Shoppingplanet.com web site sets forth a straight-forward layout with distinct departments and product categories. A "HOTBUYS" section features new products and current specials. PC Shopping Planet also offers discount pricing for corporate and volume purchases. In addition to on-line ordering, customer service representatives are available during normal business hours to answer all product questions and to provide technical support. PC Shopping Planet also sends informative e-mail newsletters to its customers providing product announcements, technical tips and computer news to its customers.

         SHOP THE PLANET


         Shop the Planet is the section of Shoppingplanet.com which contains four of iChargeit's main web sites, including iChargeit.com, iSwapit.com, iDownloadit.com and Shoppersgateway.net. We began operating Shop the Planet on February 1, 2000.



         iChargeit.com



         The iChargeit.com e-commerce software includes credit software, membership software, auction software, and other features such as Slide Show Search.



         CREDIT SOFTWARE. We plan to launch the iChargeit.com credit software in the third quarter of 2000. The credit software gives iChargeit the ability to deposit iChargeit credits into any customer's account who has registered as a member. iChargeit member-customers can create and maintain balances of artificial currency called iChargeit credits, which have the same dollar value as real money when shopping anywhere in the iChargeit web site. For example, $10.00 worth of iChargeit credits purchase $10.00 worth of goods on any of our web sites, subject to our ability to determine on a per product basis which items can be paid for with iChargeit credits.


         When a member customer with iChargeit credits in their account wishes to purchase a product from our web site using these credits, they proceed in the same manner as if they were purchasing with a credit card. Our shopping cart offers the customer the option of paying wholly with iChargeit credits, or a combination of iChargeit credits and credit card. A member customer will earn iChargeit dollars through a two percent rebate on all purchases made on many of our web sites, which are then deposited in member accounts after each purchase.

         MEMBERSHIP SOFTWARE. Our currently available membership software tracking system allows us to create and maintain an interactive membership database. To register, a customer selects a user name and password for logging on iChargeit.com, which gives the customer the ability to store frequent shipping destinations, billing information and other information useful for online ordering of products through our web sites. A registered customer not only will earn iChargeit dollars with each eligible purchase, but upon entering their name and password, can select pre-formatted delivery information and enter their credit card information. Once they are finished shopping, their on-line order is complete, allowing for an express check-out. The membership software allows each member to view their previous order history, the status of any open orders they have placed, and access their iChargeit dollars credit balance.


         The membership software also allows us to assign various members sharing similar characteristics to different user groups. For example, we may offer different pricing structures or mark-ups to various user groups, and quantity discounts and other rewards for large orders or repeat buyers. Our membership software is available currently.



         SLIDE SHOW SEARCH. Slide Show Search is a multimedia slide show search software currently available on the iChargeit.com mall web site. The search software is in a slide show format which moves from product-to-product, automatically allowing the shopper to go backward or forward among the merchandise being shown. Viewers may examine or buy products and services, while controlling the time they wish to spend on any one product and/or service. iChargeit also plans to offer this service to web sites that store their products in a database.

         iSwapit.com



         AUCTION SOFTWARE. Our auction software appears on our iSwapit.com web site and offers two major features. The first feature functions like a traditional auction, and allows individuals the ability to place items up for auctions on the iSwapit.com auction web site. Any of our members can create an on-line auction ad, which can include a photo image of the product for viewing by a potential bidder during an auction. Initially, we are not charging members for placing auction ads in order to encourage sellers to place their items up for auction with iChargeit. The seller has the choice of accepting payment in the form of credit cards, COD, personal checks, on-line escrow or iChargeit credits. Customers interested in bidding on a seller's product either can place a bid for such item, or contact the seller directly. Eventually, we expect to earn revenues by charging a fee to set up an auction or collecting a percentage of the final bid price in a successful auction, or a combination of both.



         A seller also can place individual items up for auction on our web site iBarterit.com. iBarterit.com will function substantially the same as iSwapit.com, with the difference being that a potential purchaser at auction will not bid with cash, but will offer something else in trade, as in an exchange transaction. iBarterit.com also appears under the B2B Shopping Planet interest area of our web site. For now, we are not charging to place an auction on iBarterit.com. However, eventually we expect to earn revenues through iBarterit.com from a combination of transaction fees and advertising.


         The second feature of the auction software allows a retailer who has set up an electronic storefront on our web site to list any product and sell it either directly through the storefront and/or through the iSwapit.com auction site. We offer on-line retailers in our iChargeit.com cybermall storefront all of the functions and features available from our e-commerce software. All of the retail stores in our cybermall can offer all or any of their products for sale directly from the storefront or through an iSwapit.com auction. In addition, our mall allows retail storefronts to show different pricing for predetermined member groups. All retailers appearing in the iChargeit.com cybermall have their entire product line available through the iChargeit search databases, and can accept or award iChargeit credits.


         Our auction software is currently available to users of iSwapit.com or iBarterit.com


         iDownloadit.com


         SOFTWARE STOREFRONT. We offer the ability to purchase downloadable software on our web site iDownloadit.com, by virtue of a resellers agreement with Digital River, a distributor of software. The hosting, creation, maintaining and order processing and fulfillment are handled by Digital River. We receive a monthly commission on all sales through the iDownloadit.com web site. We currently offer approximately 170,000 software titles through iDownloadit.com.


         Shoppersgateway.net.


         Shoppersgateway.net is our on-line shopping directory of links under various categories to top shopping sites across the internet. Shoppersgateway.net provides links to approximately 100 other shopping web sites and Internet retailers. Shoppersgateway.net is part of iChargeit's overall strategy to provide users with one central doorway specifically geared for easy to navigate shopping. Shoppersgateway.net allows users to browse and select from either a "Directory of Stores" or a

"Popular Categories" menu to view an array of iChargeit mall tenants and fulfillment partners. Shoppersgateway.net is accessible from the iChargeit.com cybermall. From Shoppersgateway.net, users also can view iChargeitnews.com or iQuizshow.com. Users also can register for a newsletter which provides updates regarding special items. We receive from three to fifteen percent of any sales made on other shopping web sites or other Internet retailers resulting from these links. Sales generated through these links currently do not constitute a significant source of revenues.


         ENJOY THE PLANET


         Enjoy the Planet will offer a selection of content driven and game oriented sites to attract repeat visitors and develop brand loyalty. Enjoy the Planet was launched February 1, 2000 as a component of Shoppingplanet.com.



         CONTEST SOFTWARE. Our contest software will be located on the iQuizshow.com web site when that web site becomes operational in March 2000. We intend to offer weekly and monthly contests offering prizes consisting of iChargeit credits, and various merchandise such as palm pilots or personal computers. The contests appearing on iQuizshow.com are intended to direct traffic to our web sites. The contests are comprised of a series of multiple choice questions, and contestants receive their scores upon completion of a quiz. The winners are the three contestants who have the most correct answers to the contest questions. In the event more than three contestants are tied for the three highest scores, a tie breaker question will be e-mailed to each of the finalists. Winners of each contest are notified automatically via e-mail upon completion of each contest.



         iChargeitnews.com. Through an agreement with United Press International, or UPI, our fully operational iChargeitnews.com web site features headline news, daily horoscopes and a daily almanac. Approximately 350 news articles are updated daily. We realize revenues from this site through the sale of banner advertising.



         iChargeit.net. iChargeit.net is a search portal powered by FindWhat.com, Inc., a version of pay for position search software through which advertisers bid for high listings under the various search keywords. Due to minimal traffic, we have discontinued the operation of the iChargeit.net site and all internet traffic to the site is redirected to Shoppingplanet.com.


         INTERNET SERVICE


         We plan to introduce and offer branded Internet service beginning in May 2000, pursuant to a reseller agreement with StarNet, Inc., a third-party internet service provider. Pursuant to our agreement with StarNet, we will offer dial-up internet access accounts with local access phone numbers in 520 cities in the United States and Canada, as well as high speed DSL subscriber lines in approximately ten selected cities, with additional cities to be added in the future. Our Bay Micro support staff will offer telephone technical support for all of our internet service provider, or ISP, accounts.



         iChargeit.net ISP. We plan to market iChargeit.net ISP as a standard ISP beginning in May 2000. We will market the service primarily by distributing free CD Roms containing an internet explorer browser and desktop navigation toolbar which will link to our internet services and shopping destinations. The CD Roms will offer free internet access for a period of ninety (90) days, and will be distributed with each private-label Bay Micro personal computer sold.

       KidsafeISP. In September 2000, we plan to introduce an Internet service provider targeted at children and marketed to parents and schools under the brand name Kidsafe ISP. Kidsafe ISP will offer all of the services of a traditional ISP, but will filter unwanted or objectionable material, such as adult content. The goal of the iChargeit Kidsafe ISP is to protect children from inappropriate and unwanted material. The content filtering process is initiated at the server level to ensure that the unwanted material does not reach the end-user, instead of at the computer. The filtering process developed by N2H2, Inc. uses people instead of computers to evaluate thousands of suspect web pages each day to determine their acceptability. This process has created a database with over 6 million pages in more than 30 categories which are child-safe and free from objectionable content. We anticipate that demand for child-safe Internet access will increase as more parents become aware of the difficulty in preventing their children's exposure to such content.


         CONNECT THE PLANET


         Connect the Planet will offer people the ability to connect to the Internet using various iChargeit-branded Internet related products and services. The Connect the Planet portion of Shopping Planet was integrated and launched as part of Shoppingplanet.com as of February 1, 2000. We expect to complete construction of Connect the Planet during the end of the second quarter of 2000.



         INTERNET PAY TERMINALS. We have entered into a co-branded marketing agreement with Info Touch Technologies to market computer kiosks to provide users with Internet access in public locations. Customers can access the internet to browse the web or send and receive e-mail. The end-user will be charged on a per minute basis and can pay with either cash or a credit card. We intend to market these Internet pay terminals, or IPTs, to owners of hotels, bars, restaurants, coffee shops, shopping malls and other high traffic locations. Although originally we contemplated purchasing turn-key kiosks from Info Touch, with our acquisition of Bay Micro Computers, we have begun building IPTs using Bay Micro's computer equipment and Info Touch's software and housing. We expect this to lower our cost per terminal. We are marketing the IPTs in Southern California through Bay Micro Computer's staff, and intend to use a sales representative to market the IPTs on the East Coast by the end of 2000. A full line of terminals also are available on the iChargeit.com web site for users to view and purchase. The purchaser or lessee of an IPT will generate income through per the minute charges incurred by the user.



         We will offer the IPT for sale, and for lease through a third party leasing agreement similar to any equipment leasing transaction. We expect that businesses with satisfactory credit will be able to lease an iChargeit IPT for approximately $200 per month. Through our agreement with a third party leasing company, we would receive payment in full for the sale of the IPT within 48 hours of delivery of the IPT to a potential lessee. We expect the retail cost of an IPT to be approximately $5,000. We also may finance and deploy iChargeit owned IPTs and place such IPTs in high traffic locations, and would share the revenue generated by the IPT with the owner of the high traffic venue. Additionally, we have established links to 100 internet shopping destinations where we share sales commissions with the owner of the IPT from online orders placed through the IPT.



         Webpage-mail.com. We have developed an e-mail tool called Object Transfer Technology. This technology allows people to e-mail live web pages complete with images and banner ads to almost any e-mail recipient. When the mail arrives, the live HTML appears in the body of the e-mail instead of as an attachment at the bottom of the e-mail. Webpage-mail.com is currently available to the public.

         We plan to generate revenue from the Webpage-mail.com in several ways. First, we intend to give free access to a version of Webpage-mail.com technology that places our banner ads at the top of each e-mail sent using Webpage-mail.com. Second, we offer the ability of other web sites to integrate this technology into their web site. On each web site which incorporates our technology, there will be an input window to e-mail the web page to a friend. When any visitor e-mails this independent web page from a retailer who has incorporated our Webpage-mail.com technology, a third party advertiser's banner ad will appear at the top of the e-mail when it is opened. Third, we expect to market an unlocked version of Webpage-mail.com which does not include our banner ads and branding. This unlocked version will be licensed to web sites for a monthly fee.


         B2B SHOPPING PLANET


         B2B Shopping Planet will be a web site for computer resellers and manufacturers to conduct business to business commerce over the Internet. We expect to begin operation of B2B Shopping Planet in June 2000 in conjunction with the start of operations of Baymicro.net.



         IBARTERIT.COM. We plan to introduce iBarterit.com as an electronic commerce system for business-to-business transactions. iBarterit.com enables businesses to exchange goods and/or services on the iChargeit.com web site for selected products available in the iChargeit.com cybermall or for other items available from iBarterit.com. The "seller" will possess the option at the end of a business day to accept cash, merchandise or services in any combination, in exchange for the product. In addition, transactions can be consummated using partial payments in cash and partial payments with iChargeit credits. We expect to launch iBarterit.com in the first quarter of 2001 once all other iChargeit projects are fully operational.



         BAYMICRO.NET. We intend to launch Baymicro.net in June 2000 as an anchor tenant of our B2BShoppingplanet.com web site. Baymicro.net will integrate a form of accounting software with a web site storefront linked to Bay Micro Computer's inventory and sales software. Baymicro.net will be a password protected web site available only to computer resellers.


BAY MICRO COMPUTERS


         Bay Micro Computers is a wholeseller and direct marketer of computer hardware, software and other computer components and peripheral products, primarily to a network of resellers, universities, school districts and government agencies. Bay Micro offers a line of desktop personal computers under the brand name Bay Micro Computers. Bay Micro was one of the largest resellers of AMD computer chips in Southern California for the second quarter of 1999. Due to the volume level of AMD chip sales, AMD contributes up to $3,500 per quarter towards Bay Micro advertising that includes the AMD logo and AMD products available through Bay Micro. Bay Micro also has relationships with several other leading computer hardware manufacturers, including SOYO and iWill, both motherboard manufacturers. SOYO's United States web site, www.soyousa.com and iWill's web site, iwillusa.com provide links to our Shoppingplanet.com site, and list our telephone number. We are authorized resellers and direct distributors for both manufacturers. The ability of Bay Micro to maintain these relationships, as well as establishing additional direct relationships with other leading computer manufacturers, is essential to Bay Micro's ability to remain competitive, in order to obtain competitive pricing and joint marketing assistance.


INTERNET FULFILLMENT CENTER


         We maintain an inventory of most of the computer products and equipment sold by PC Shopping Planet and Bay Micro Computers at our headquarters in Torrance, California. If the inventory is in stock, our staff will pack and ship from the warehouse a customer's order normally within five days of receipt. We also can provide our storefront customers with warehousing, packing, and shipping fulfillment capabilities through the iChargeit fulfillment center, or IFC, pursuant to a joint venture with E.C. Net, L.L.C. Members of the IFC program ship their products or merchandise in bulk to our fulfillment center. Our software routes orders to our fulfillment center and assures accurate income processing. As soon as orders are received from the merchant's storefront through our web site, IFC's fulfillment processors will pack and ship the product directly to the ordering customer. As inventory depletes to pre-determined levels, the IFC system will notify suppliers of the portion of their inventory that needs to be replenished.


         Our joint venture fulfillment center is located at E.C. Net's warehouse in Louisville, Kentucky. E.C. Net's warehouse is part of a warehouse owned by an affiliate of EC Net and is located within three miles of a UPS air hub. None of our customers have utilized this service.

STRATEGY

         Our strategy is to continue to develop the iChargeit.com web site by adding new features such as a membership generator and database, a fully automated contest software, credit software, a database to maintain credit balances, a shopping cart system which accepts iChargeit credits on a store by store basis among iChargeit properties, and the auction software.

SALES AND MARKETING


         We intend to attract visitors to our web site in order to increase our advertising revenue and sales of products offered by us and our merchants through a combination of advertising and promotion efforts. Although we currently do not have the cash resources to engage in large scale or high profile advertising campaigns, we intend to raise additional funds in the future in order to increase our advertising by conducting direct mail campaigns targeted to computer households, placing advertisements in newspapers, and eventually through radio and television campaigns. We also expect to use additional funds to list computer products in product listing web sites such as cnet.com and shopping.com and pay per click or pay for position search engines. In addition, we currently offer and will continue to offer rebate promotion on certain products using iChargeit dollars, or credits, which can be applied towards future purchases.



         We believe that on-line affiliations are an efficient format for brand building and we currently are considering affiliations with portals and service providers due to their strength with our target customer bases.


COMPETITION


         The on-line commerce market is new, rapidly evolving and intensely competitive. Our current or potential competitors include (i) e-commerce solution providers that provide shopping cart based transaction products such as: Yahoo/Viaweb, Icat and Pandesic; (ii) Web developers that incorporate E-commerce products in their solutions such as Mercantec, Hiway and Simplenet; (iii) on-line shopping malls and auction houses such as The Internet Mall, Branch Mall, iMall, the Yahoo Store, Amazon.com, eBay and Zauction; and (iv) product search software and comparison shopping sites such as Excite's Jengo, Yahoo Junglee, MSN's Sidewalk.com and Webmarket.com.

         We believe the principal competitive factors in this market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of editorial and other site content, reliability and speed of fulfillment. We have limited resources and a brief operating history. Most of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Some of our competitors may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to web site and systems development than we can. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise.

GOVERNMENT REGULATION


         We currently are not subject to direct regulation by any government agency, other than regulations applicable to businesses in general. For example, the formation of a licensed insurance agency web site to sell insurance will be subject to all of the laws and regulations applicable to insurance agencies generally. However, there currently are few laws or regulations directly applicable to Internet access or electronic commerce. It is possible that in the future laws and regulations may be adopted with respect to the Web, covering issues such as user privacy, pricing, characteristics and quality of products and services. Moreover, the application of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve.


EMPLOYEES


         As of March 1, 2000, including Bay Micro Computers, we have 20 salaried employees and 3 hourly employees.


INTELLECTUAL PROPERTY

         We do not possess any patents. We rely on a combination of trademark, copyright and trade secret laws to protect our proprietary rights. We have registered the trademark "Shopping Planet" in the United States and have applied for the trademark "iChargeit." In addition, we own most of the domain names of the web sites appearing in our cybermall.

                                  RISK FACTORS

         Before you invest in our securities, you should be aware that there are various risks, including the ones listed below. You should carefully consider these risk factors, as well as the other information contained in this registration statement, in evaluating an investment in our securities.

WE HAVE A LIMITED OPERATING HISTORY


         We began conducting an electronic commerce based business on March 10, 1999. Since that time, we are continuing to develop our web site and expand the range of products and services we offer. We have not generated significant recurring revenues from on-line electronic commerce services. Accordingly, we have a limited operating history, which makes an evaluation of our business and prospects difficult. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as on-line electronic commerce. These risk and difficulties include, but are not limited to:

         -   an evolving and unpredictable business model;

         - our ability to anticipate and adapt to a developing and rapidly changing market;

         - unforeseen changes and developments in our strategic partners' activities and direction;

         -   lack of sufficient customers, orders, sales or cash flow; and

         - lack of widespread acceptance of the Internet as a means of purchasing products and services.

In order to address these risks, we must, among other things:

         -   implement and execute our business strategy successfully;

         -   continue to develop and upgrade our technology;

         - improve our web site and product offerings in response to competitive developments;

         -   provide superior customer service;

         -   attract, retain and motivate qualified personnel; and

         -   meet the expectations of our strategic partners.

         We cannot assure you that we will succeed in addressing these risks, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

WE HAVE EXPERIENCED HISTORICAL LOSSES AND ANTICIPATE FUTURE LOSSES


         Since our inception, we have incurred significant operating losses, and as of December 31, 1999, we had an accumulated deficit of $10,166,000. We expect to increase our operating expenses significantly to expand our marketing operations, and increase our level of capital expenditures to further develop and maintain our proprietary software. Such increases in operating expense levels and capital expenditures will adversely affect short-term operating results, and therefore we believe that we will incur substantial losses for at least the next twelve months. We cannot assure you that we ever will achieve or maintain profitability or generate cash from operations.


WE CANNOT ACCURATELY PREDICT OUR REVENUES DUE TO OUR LIMITED OPERATING HISTORY


         In light of our limited operating history and the rapidly evolving nature of the markets in which we compete, our revenues and operating revenues are difficult to predict. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors, many of which are outside our control. Factors that may adversely affect our quarterly operating results include the following:

         -   our ability to attract and retain merchants on our web site;

         - the level of traffic on our web site and our ability to convert visitors to our web site into customers;

         -   consumer confidence in encrypted transactions on the Internet;


         -   the level of use of the Internet and on-line services;

         - increasing consumer acceptance of the Internet as a medium for commerce;


         - our ability to upgrade and develop our systems and infrastructure that we use to process customer's orders and payments;


         - the announcement or introduction of new sites, services and products by us and our competitors;

         - consumer demand and acceptance of the products and services we offer;

         -   the level of product returns;

         -   unexpected increases in shipping costs or delivery times;

         -   technical difficulties, system downtime or Internet brownouts;

         -   the amount and timing of operating costs and capital;

         -   expenditures relating to expansion of our business;

         -   any future governmental regulation;

         - the termination of existing or failure to develop new relationships with our business partners; and

         - general economic conditions and economic conditions specific to the Internet and on-line commerce.

         We also face unforeseeable seasonal sales fluctuations related to our increasing focus on retail Internet commerce. Due to the above factors, our operating results likely will fluctuate in the future, making period to period comparisons difficult and possibly unreliable. Any change in the above factors could reduce our gross margins in future periods. If our operating results fall below the expectations of our stockholder and/or securities analysts and investors, the trading price of our common stock would likely decrease significantly. See "Item 2 - Management's Discussion and Analysis or Plan of Operation."

WE NEED TO ATTRACT VISITORS AND GENERATE REVENUE



         Our future success will depend in part on our ability to generate substantial revenue. We have been engaged in electronic commerce for less than one year, and are continuing to upgrade our web site and increase the number of products and services we offer. Our future success depends on our ability to attract visitors and convert visitors into customers who make repeated purchases over time. If we fail to attract customers and repeat purchasers, we will not grow or become profitable.


WE MUST MANAGE OUR GROWTH


         We believe that we must expand our present operations significantly in order to maximize potential growth. This expansion would likely place a significant strain on our management, operational and financial resources. We may hire new employees for a number of key managerial and technical positions, and we will need to integrate them into our management team. In order to manage our growth, we must continue to implement and improve our operational and financial systems, expand existing operations, attract and retain superior management and train, manage and expand our employee base. Further, our management will have to maintain relationships with various merchants and other third parties. We cannot assure you that we will manage the expansion of our operations effectively, that our systems, procedures or controls will support our operations adequately or that our management will implement our business plan successfully. If we cannot manage our growth effectively, them our business, financial condition and results of operations could suffer a material adverse effect.


WE EXPECT THAT WE WILL REQUIRE ADDITIONAL FUNDING TO EXPAND OUR BUSINESS. GROWTH AND ACQUISITIONS MAY STRAIN OUR MANAGEMENT, OPERATIONAL AND FINANCIAL RESOURCES


         We expect that we will require additional financing in order to expand our business. Our working capital requirements over the next twenty-four months will depend on a variety of factors, including our ability to implement our business plan. We cannot assure you that we will successfully negotiate or obtain additional financing, or that we will obtain financing on terms favorable or acceptable to us. We do not have any commitments for additional financing. Our ability to obtain additional capital depends on market conditions, the national economy and others factors outside our control. If we do not obtain adequate financing or such financing is not available on acceptable terms, our ability to finance our expansion, develop or enhance services or products or respond to competitive pressures would be limited significantly. Our failure to secure necessary financing could have a material adverse effect on our business, prospects, financial condition and results of operations. "Item 2 - Management's Discussion and Analysis or Plan of Operation."


WE ARE DEPENDENT ON THE CONTINUED GROWTH OF INTERNET COMMERCE

         The market for the sale of goods over the Internet is a new and emerging market. Rapid growth in the use of, and interest in, the Internet is a recent phenomenon and may not continue to develop. Our business could be harmed if any of the following situations occur:

         - the use of the Internet does not continue to grow or grows more slowly than expected;

         - the Internet's infrastructure does not effectively support the growth that may occur; and

         -   the Internet does not become a viable commercial marketplace.

WE DEPEND ON OUR ABILITY TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS

         We believe that our trademarks and other proprietary rights are important to our success and competitive position. However, we do not possess any patents. We rely on a combination of trademark, copyright and trade secret laws to protect our proprietary rights. We have registered the "Shoppingplanet" trademark in the United States and claim trademark rights in, and have applied for trademark registrations in the United States for, iChargeit. We cannot assure you that we will secure significant protection for our proprietary rights or that claims will not be made against us in connection with our proprietary rights. The actions we take to establish and protect our trademarks and other proprietary rights may be inadequate to prevent imitation of our services or products or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may develop similar technology independently or assert rights in our trademarks and other proprietary rights. The laws of other countries may afford us little or no effective protection of our additional property.

INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND COULD IMPAIR OUR BUSINESS


         Other parties may assert infringement or unfair competition claims against us. We cannot predict whether third parties will assert claims of infringement against us, or whether any past or future assertions or prosecutions will harm our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us , or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could impair our business.


OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO ADAPT TO RAPIDLY CHANGING TECHNOLOGIES IN OUR INDUSTRY


         The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements, and changing customer demands. These market characteristics are exacerbated by the emerging nature of the internet and the introduction by companies from multiple industries of web-based based products and services. Accordingly, our future success will depend on our ability to adapt to these changes and to improve the performance, features and reliability of our service in response to competitive service and product offerings, emerging technology and evolving demands of the marketplace. If we fail to adapt to these changes, there would be a material adverse effect on our business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to make substantial expenditures to modify or adapt our services or infrastructure, which could have a material adverse effect on our business, results of operations and financial condition.

         The success of our services will depend in large part upon industry development of an infrastructure for providing Internet access and services. A number of these issues are beyond our control:


         - The Internet could lose its viability due to delays in the development or adoption of new standards and protocols intended to handle increased levels of Internet activity, or due to increased governmental regulation.



         - The recent growth in the use of the Internet has caused frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components forming the infrastructure of the Internet service providers and other organizations with links to the Internet. Any actual or perceived degradation in the performance of the Internet as a whole could decrease the demand for our services.



         - Our ability to increase the speed with which we provide services to customers and the scope of such services ultimately is limited by and reliant upon the speed and reliability of the networks operated by third parties. Thus, the emergence and growth of the market for our services is dependent on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.


         If the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace are not developed or if the Internet does not become a viable commercial marketplace, our business, results of operations and financial condition will be materially adversely affected.

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OPERATIONS


         Our performance depends substantially on the continued services and performance of our senior management and other key personnel particularly Jesse Cohen, our Chief Executive Officer. Our performance also depends on our ability to retain and motivate our other officers and key employees. We have relatively few senior personnel, and thus the loss of any single individual could interrupt our operations significantly. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. All of our senior management joined us in the part year. Our future success depends on the ability of these officers working together effectively. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will succeed in attracting and retaining such personnel. Our failure to attract and retain the necessary technical, managerial and marketing personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE, AND MANY OF OUR COMPETITORS ARE LARGER AND HAVE SIGNIFICANTLY GREATER RESOURCES THAN WE DO.

         The on-line electronic commerce market, particularly over the web, is new, rapidly evolving and intensely competitive. Our current or potential competitors include the following:

         - E-commerce solution providers that provide shopping cart based transaction products such as Yahoo/Viaweb, icat and Pandesic;

         - Web developers that incorporate E-commerce products in their solutions such as Mercantec, Hiway and Simplenet;

         - on-line shopping malls and auction houses such as The Internet Mall, iMall, Branch Mall, the Yahoo Shopping Guide, eBay and Amazon.com; and

         - product search software and comparison shopping sites such as Excite's Jango, Yahoo Junglee, MSN's sidewalk and
             Webmarket.com.

     We believe that the principal competitive factors in our market are:

         -   brand recognition;

         -   brand selection;

         -   personalized services;

         -   convenience;

         -   price;

         -   accessibility;

         -   customer service;

         -   quality of search tools;

         -   quality of editorial and other site content; and

         -   reliability and speed of fulfillment.

         Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources. Certain of our competitors may secure merchandise from vendors on better terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to web site and systems development. If our competitors are able to offer products and services on more favorable terms, we will suffer result in reduced operating margins, loss of market share and a diminished brand franchise. We cannot assure you that we will compete successfully against our current and future competitors.

         We expect that competition in the on-line commerce market will intensify in the future. For example, as various market segments obtain large, loyal customer bases, participants in those segments may seek to leverage their market power to the detriment of participants in other market segments. Competitive pressures created by any one of our competitors, or by our competitors collectively, could have a material adverse effect on our business, prospects, financial condition and results of operations.

INSECURE TRANSMISSION OF CONFIDENTIAL INFORMATION AND THIRD PARTY MISCONDUCT COULD HURT CONSUMER CONFIDENCE IN INTERNET COMMERCE

         Many consumers are concerned about transmitting confidential information, such as credit card numbers, over the Internet. Public confidence in secure transmissions is a significant barrier to Internet commerce and communications. We rely on encryption technology licensed from third parties to transmit confidential information, including customer credit card numbers. In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins, deliberate attempts by third parties to exceed the capacity of our systems and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays, loss of data or cessation in service to users of our services and products. The law relating to the liability of Internet service companies for information carried on or disseminated through their services currently is unsettled. It possible that claims could be made against Internet service companies under both U.S. and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement or other theories based on the nature and content of the materials disseminated through their services. Concerns regarding liability for information disseminated over the Internet and the adoption of any additional laws or regulations may decrease the growth of the Internet, which could decrease the demand for our Internet services and harm our business.

OUR NET SALES AND GROSS MARGINS WOULD DECREASE IF WE EXPERIENCE SIGNIFICANT CREDIT CARD FRAUD.

         A failure to adequately control fraudulent credit card transactions would reduce our net sales and our gross margins because we do not carry insurance against this risk. We have developed technology to help us to detect the fraudulent use of credit card information. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.

WE ARE AT RISK OF SYSTEM FAILURE

         Our success is largely dependent upon our communications hardware and computer hardware, substantially all of which is located at the Netgateway, Inc. co-location facility housed by Exodus in Irvine, California. Our systems are vulnerable to damage from earthquake, fire, flood, power loss, telecommunication failure, break-in and similar events. Though we have servers in two locations, we do not have redundant systems.

         A substantial interruption in these systems would have a material adverse effect on our business, results of operations and financial condition. To date, we have experienced variable interruptions to our service as a result of loss of power and telecommunications connections. Our property and business interruption insurance coverage may not be adequate to compensate us for all losses that may occur.

         Despite our implementation of network security measures and firewall security, our servers also are vulnerable to computer viruses, physical or electronic break-ins, deliberate attempts by third parties to exceed the capacity of our systems, and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays, loss of data or cessation in service to users of our services and products. The occurrence of any of these risks could have a material adverse effect on our business, results of operations and financial condition.

IF WE EXPERIENCE PROBLEMS IN OUR DISTRIBUTION OPERATIONS, WE COULD LOSE
CUSTOMERS

         We rely upon third-party carriers for product shipments, including shipments to and from our distribution facility. We are therefore subject to the risks, including employee strikes and inclement weather, associated with such carriers' ability to provide delivery services to meet our shipping needs. In addition, failure to deliver products to our customers in a timely manner would damage our reputation and brand. We also depend upon temporary employees to adequately staff our distribution facility, particularly during the holiday shopping season. If we do not have sufficient sources of temporary employees, we could lose customers.

ADDITIONAL REGULATIONS COULD BE IMPOSED ON OUR INDUSTRY

         We are not currently subject to direct regulation by any government agency other than regulations applicable to businesses generally, laws applicable to auction companies and auctioneers, and laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet.

         The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet auctions and other services and increase our cost of doing business. Any decrease in the growth of the Internet or laws which increase our cost of doing business would have an adverse effect on our business, results of operations and financial condition.

         Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, auction regulation, sales tax, libel and personal privacy is uncertain and may take years to resolve. In addition, because our service is available over the Internet in multiple states and we sell to numerous consumers in such states, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state. Failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

STATES COULD IMPOSE OBLIGATIONS TO COLLECT SALES TAXES


         Generally, we do not collect sales or other similar taxes with respect to goods sold by users through our on-line service. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies such as ours, which engage in or facilitate on-line commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could impair the growth of electronic commerce substantially and could affect adversely our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes for the exchange of merchandise on its system could have a material adverse effect on our business, results of operations and financial condition.


WE ARE LARGELY CONTROLLED BY MANAGEMENT


         Our officers and directors currently own or control a substantial majority of our outstanding common stock. If they act in concert, they will be able to exercise voting control over iChargeit, elect our entire Board of Directors, set dividend policy and determine our management affairs. This voting and managerial control will continue until these officers and directors choose to sell approximately 30% of their holdings or the Company increases the total outstanding shares of its common stock by approximately 300% and these additional shares are not controlled or owned by our officers or directors, This management control could preclude, or make it more difficult to effect, a sale of iChargeit that is not on terms acceptable to our management.





INTEGRATING NEW ACQUISITIONS INTO OUR BUSINESS MAY BE DIFFICULT

         If appropriate opportunities present themselves, we intend to acquire businesses, technologies, services or products that we believe will grow our business. We currently have no understandings, commitments or agreements with respect to any material acquisition and no material acquisition currently is being pursued. We cannot assure you that we will be able to identify, negotiate or finance future acquisitions successfully, or integrate such acquisitions into our current business. The process of integrating an acquired business, technology, service, product or personnel may result in unforeseen operating difficulties and expenditures, and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition will be realized. Any future acquisitions of other businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on terms favorable to us, or available at all, and such financing, if available, might result in substantial dilution to our stockholders.

WE HAVE A LARGE NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE. THE SALE OF SOME OR ALL OF OUR SHARES COULD CAUSE OUR STOCK PRICE TO FALL.


         We are not registering our common stock for sale or resale pursuant to this registration statement. However, this registration statement will subject us to the reporting requirements of the Securities Exchange Act of 1934. The availability of adequate current public information about us is one condition for sales of our stock to be made pursuant to Rule 144. The availability of Rule 144 will increase the number of shares of our common stock eligible for public sale, as discussed below.



         As of March 1, 2000 and assuming there was no exercise of options or warrants after March 1, 2000, 11,306,260 shares of our common stock were issued and outstanding. Of this number, 2,363,760 shares are freely tradable without restriction or further registration under the

Securities Act of 1933, as amended. Of the total shares outstanding, 4,971,801 of these shares are held by "affiliates" as that term is defined in Rule 144, and are subject to certain limitations and restrictions that are described below.


         8,942,500 shares of our common stock out of 11,306,260 shares are "restricted shares" as that term is defined in Rule 144 and therefore may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. In addition to Rule 144 restrictions, the principals of Bay Micro Computers, Inc., who hold an aggregate of 4,000,000 shares of our common stock, have entered into "lock-up agreements" with us. These lock-up agreements provide that, except under limited exceptions, the stockholder may not offer, sell, contract to sell or otherwise dispose of any of our common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock until August 4, 2000. The Bay Micro principals acquired our shares upon the effectiveness of our acquisition of Bay Micro on November 12, 1999.


         As of March 1, 2000, there were a total of 3,603,750 shares of common stock subject to outstanding options under our 1999 Stock Incentive Plan (the "Plan"), 2,441,250 of which were vested. We intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under the Plan. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to the Plan generally would be available for resale in the public market.



         In general, under Rule 144 as currently in effect, beginning 90 days after the date adequate current public information about us is available, which will occur 90 days after the date of this registration statement, a person who has owned beneficially shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:



         - 1% of the number of shares of common stock then outstanding, which will equal approximately 113,063 shares as of March
                  1, 2000; or



         - the average weekly trading volume of the common stock on the Nasdaq Over the Counter Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.


         Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice of filing and the availability of current public information about us.

RULE 144(k)


         Under Rule 144(k), a person who has not been one of our "affiliates" at any time during the 90 days preceding a sale, and who has owned beneficially the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold at any time.

RULE 701

         In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this registration statement is entitled to resell such shares 90 days after the effective date of this registration statement in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

         The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as issued in reliance on Rule 701 may be sold by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.





ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS


         YOU SHOULD READ THE FOLLOWING DISCUSSION IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS REGISTRATION STATEMENT. ALL STATEMENTS IN THIS REGISTRATION STATEMENT RELATED TO ICHARGEIT'S CHANGING FINANCIAL OPERATIONS AND EXPECTED FUTURE GROWTH CONSTITUTE FORWARD-LOOKING STATEMENTS. THE ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED OR EXPRESSED IN SUCH STATEMENTS. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

GENERAL


        iChargeit develops Internet resources to provide internet users with a comprehensive web site where they can obtain goods and services. We are in the process of implementing our business model and entering into contracts with merchants who can provide the goods and services to be sold through our web site. We launched our website www.ichargeit.com, on March 1, 1999. Because of the completion of our acquisition on October 5, 1999 of Bay Micro Computers, Inc., a California Corporation dba PC Shopping Planet our primary web sites are www.iChargeit.com and www.Shoppingplanet.com.


         In the March 1999 merger of iChargeit, Inc., a Nevada corporation and Para-link, a Texas corporation, iChargeit Nevada's principals exchanged 100% of their outstanding shares of stock of iChargeit Nevada for 4,000,000 shares of Para-Link. As a result of this transaction, the separate legal existence of iChargeit Nevada ceased and Para-link continued as the surviving corporation and changed its name to iChargeit, Inc., a Texas corporation.


         Management of iChargeit Nevada chose to effect this merger because it believed this approach would be less expensive and less time-consuming than effecting an underwritten public offering of iChargeit's common stock. Furthermore, a merger eliminates the risk associated with an initial public offering, or IPO. Many companies invest a substantial amount of time and capital during the IPO process and are not able to effectuate a successful transaction because of market conditions or poor performance of the underwriter. Management thus believed that a merger was a better approach than an IPO because of the reduced cost, risk and time. The officers of iChargeit before the merger and the officers of Para-link determined the number of shares of common stock to be issue to the historical shareholders of iChargeit by negotiation. The value of such issuance was not based on iChargeit's book value or any established valuation criteria. A primary consideration in determining the number of shares to be issue to the original shareholders was the offering of adequate consideration to gain control by the shareholders of iChargeit Nevada.


         On November 12, 1999, we completed our acquisition of Bay Micro Computers, Inc. by merging a wholly-owned subsidiary of ours with and into Bay Micro. Pursuant to the acquisition, we issued 4,000,000 shares of our common stock for all of the outstanding common stock of Bay Micro. As a result of this acquisition, Bay Micro Computers, Inc. now operates as a wholly-owned subsidiary of iChargeit, Inc. See "Business-History."

         We expect our future revenue to be derived from several sources including: (i) retail sales of goods to consumers; (ii) commissions or royalties paid by strategic partners for orders received through us; (iii) advertising on our web sites, and (iv) fees for electronic commerce services and fees paid by store vendors featured on our web site. We also expect significant growth in revenues in future periods to reflect our acquisition of Bay Micro Computers, Inc., and specifically revenues generated by Bay Micro's Internet web site at www.shoppingplanet.com.


         We plan to complete construction of the B2B Shopping Planet web site during the second quarter of 2000. We also are developing a Linux based server that we will offer for sale on our ShoppingPlanet.com web site. In addition, we are developing software for our web site that will add additional features and make it easier for our customers to navigate our web sites. These features include:



- An affiliate tracking system, which will enable us to keep better track of purchases made by our customers on other web sites and ensure proper credit of shared revenues;



-    A system that will help customers build their own PC; and



- The ability to offer private branding of web sites, which will allow other companies to offer all of our products under their brand name.


         Because we have a limited operating history, we believe that year-to-year comparisons prior to fiscal 2000, and quarterly comparisons prior to the second quarter of fiscal 2000, do not provide a meaningful analysis of our operating results. Accordingly, we provide below a discussion and analysis of our results of operation for the three months ended September 30, 1999 and for the fiscal period ended June 30, 1999. Future periods will reflect the consolidation of our operations with the operations of Bay Micro Computers, Inc. We completed our acquisition of Bay Micro Computers, Inc. on November 12, 1999.

RESULTS OF OPERATIONS


SIX MONTHS ENDED DECEMBER 31, 1999.



         SALES REVENUE. Revenue from sales of merchandise for the six months, ended December 31, 1999 was $1,976,000. Revenue from external customers was from the wholesale sale of computers and related hardware components and computer software.



         SERVICE REVENUES. Our service revenues are comprised of advertising revenues and fees paid for a presence in our Internet Cyber-Mall. We recognize revenue when merchandise is shipped or services are performed. Service Revenues for the six months ended December 31, 1999 were $15,000. We intend to raise additional funds in the future in order to increase our advertising by conducting direct mail campaigns targeted to consumer households, placing advertisements in newspapers, and eventually through radio and television campaigns. We expect advertising to drive additional traffic to our web sites thereby increasing our revenues through increased sales of our products. We intend to cross-promote the various iChargeit Internet sites with the Shopping Planet brand name, further allowing us to broaden our customer base.



         COST OF REVENUE. Cost of revenue consists of the cost of computer components assembled, computer related products, computer software, the merchandise costs of any products sold online, shipping and related expenses, and the costs of constructing and operating our web sites and storefronts. Cost of revenue is affected by our ability to source merchandise cost effectively, to attract significant traffic to our web sites, and to achieve a favorable balance between visitors and visitors who purchase merchandise from us. Our gross profit margin for the six months ended December 31, 1999 was $192,000, or approximately 9.7% of sales revenues.



         GENERAL AND ADMINISTRATIVE. Our General and Administrative expenses for the six months ended December 31, 1999 were $807,000 excluding the non-cash compensatory expense of $2,929,000. General and Administrative expenses consists of payroll expenses, sales and marketing expenses including advertising and promotional expenditures, technology and development expenses including expenses related to the development of our web sites, related software and legal and accounting expenses.



         NON-CASH COMPENSATORY EXPENSES. Our non-cash compensatory expenses for the six months ended December 31, 1999 were $2,929,000. These non-cash compensatory expenses consisted of charges relating to the issuance of 815,000 shares of common stock to certain officers of the corporation in connection with their employment agreements which is being amortized over the vesting period and 6,000 shares issued in connection with the original merger transaction.



         NET LOSS. We had a net loss of $3,559,000 for six months ended December 31, 1999. The loss was due in part to expenses incurred with the organization of our web business, and to legal and auditing expenses relating to our Delaware re-incorporation merger, and the preparation of this registration statement and non-cash compensatory charges of $2,929,000. We expect to continue to increase our revenue, as we are able to raise additional funds and make investments in expanding our customer base and Internet operations.


FISCAL PERIOD ENDED JUNE 30, 1999.


         SERVICE REVENUES. Service revenues for the fiscal period ended June 30, 1999 were $31,000. We intend to raise additional funds in the future in order to increase our advertising by conducting direct mail campaigns targeted to computer households, placing advertisements in newspapers, and eventually through radio and television campaigns. We expect advertising to drive additional traffic tour web sites, thereby increasing our revenues. We intend to cross-promote the various iChargeit Internet sites with the Shopping Planet brand name, further broadening our customer base.


         INTERNET COST OF REVENUE. Internet cost of revenue for the fiscal period ended June 30, 1999 was $91,000. The Internet cost of revenue reflects the merchandise costs of products sold online, shipping and related expenses, and the costs of operating our web sites and storefronts. Internet cost of revenue was approximately 1% of our net loss for the fiscal period ended
June 30, 1999.

         GENERAL AND ADMINISTRATIVE. Our General and Administrative expenses for the fiscal period, ended June 30, 1999 was $207,000 excluding non-cash compensatory expense of $6,348,000. General and Administrative expenses consist of payroll expenses, sales and marketing expenses including advertising and promotional expenditures, technology and development expenses including expenses related to the development of our web sites and related software and legal and accounting expenses. Our General and Administrative expenses for the fiscal period ended June 30, 1999 were approximately 3% of our net loss for the fiscal period ended June 30, 1999.



         NON-CASH COMPENSATORY EXPENSES. Our non-cash compensatory expenses for the fiscal period ended June 30, 1999 were $6,348,000. These non-cash compensatory expenses consisted of charges relating to the issuance of 1,471,000 shares of common stock to certain shareholders and consultants for services which were valued at $4,881,000 and the Company also issued 815,000 shares of common stock to certain officers of the corporation in connection with their employment agreements. These shares were valued at $6,274,000 which is being amortized over the vesting period. These non-cash compensatory expenses accounted for 96% of our net loss for the fiscal period ended June 30, 1999.


         NET LOSS. We had a net loss of $6,614,000 for the fiscal period ended June 30, 1999. The loss was due to expenses incurred to build our website, general and administrative expenses and to a non-cash charge for compensatory expenses relating to the granting of 2,286,000 shares of the Company's common stock to certain consultants and officers of the Company. The grant of 1,785,000 of the 2,286,000 shares of common stock granted was rescinded in November 1999.


         INCOME TAXES. We had a net operating loss since our inception in 1997. No benefits for income taxes were provided in 1998 or 1999 due to the uncertainty of realization of these benefits in future years.


LIQUIDITY AND CAPITAL RESOURCES.


         At December 31, 1999, we had $392,000 in cash. From our inception through December 31, 1999, we financed our operations primarily through private sales of our securities, and deferred payment of salaries and other expenses due to related parties. From January 1999 through June 1999, we issued 2,286,000 shares of our common stock for services provided in the fiscal year ended June 30, 1999.


         From April through July 1999 we sold 301,750 shares of our common stock to private investors. We realized net proceeds of $603,500 from these sales, of which $578,500 was received through June 30, 1999.


         On June 17, 1999, a principal stockholder agreed to transfer 157,686 shares of our common stock into escrow for the benefit of iChargeit. In connection therewith, we recorded the 157,686 shares of common stock as treasury stock at its fair market value on the day it was placed in the escrow. From July through October of 1999, we received approximately $153,000 from the sale of the shares held in escrow, which will be treated as a capital contribution.

         In November and December 1999 we raised an aggregate of $750,000 of which, after fees, it received $653,000, from the sale of 230,771 units consisting of five shares of common stock and one warrant to purchase one additional share of our common stock for an exercise price of $2.50 per share expiring September 1, 2002.



         We anticipate that we will have negative cash flows for at least the next twelve months. Net proceeds from our private placement are being used for working capital needs, including advertising, brand development, and development of our e-commerce web site infrastructure. Through December 31, 1999, we incurred legal and auditing expenses for preparations relating to becoming a reporting company pursuant to the Securities Exchange Act of 1934, as amended. These expenditures include $178,000 in legal expenses and $57,000 for audit expenses. Other than normal, recurring legal and audit expenses, we expect our expenses for legal and auditing services to decrease substantially upon completion of the process of our registering as a public reporting company pursuant to the Exchange Act, which we expect to be substantially complete by the end of our third fiscal quarter ending March 31, 2000.



         We intend to retain any earnings for at least the next twelve months for use in the operation and expansion of our business. Consequently, we do not anticipate paying any cash dividends on our common stock to our stockholders for at least the next twelve months.



         We believe that cash on hand and cash provided from operations will be sufficient to support our working capital expenditure requirements for at least through December 31, 2000. However, we cannot assure that future cash requirements to fund operations will not require us to seek additional capital sooner than the twelve months, or that such additional capital will be available when required on terms acceptable to us.


ACQUISITIONS

         If opportunities present themselves, we intend to acquire businesses, technologies, services and/or products that we believe will grow our business. We currently have no understandings, commitments or agreements with respect to any material acquisitions and no material acquisitions currently are being pursued.




ITEM 3.  DESCRIPTION OF PROPERTY

         iChargeit recently relocated its operations to the headquarters of Bay Micro Computers, Inc. at 2184 West 190th Street, Torrance, California 90504. We occupy approximately 9,700 square feet of commercial office and warehouse space pursuant to a three year lease that commenced on November 1, 1999, with Bay Micro Computers, Inc. as the original, sole lessee. iChargeit and BayMicro currently share use of the Torrance facility. The total monthly rent is $6,900 during the term of the lease.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                    SECURITY OWNERSHIP OF OFFICERS, DIRECTORS
                           AND PRINCIPAL STOCKHOLDERS


         The following table sets forth certain information known to iChargeit regarding the ownership of iChargeit's common stock as of March 1, 2000 by (i) each stockholder known to iChargeit to be a beneficial owner of more than five percent (5%) of iChargeit's common stock, (ii) each director,
(iii) the executive officers (as such term is defined under the caption "Executive Compensation -- Summary of Cash and Certain Other Compensation") and (iv) all current directors and officers of iChargeit as a group.


         Beneficial ownership has been determined in accordance with rules of the Securities and Exchange Commission, and unless otherwise indicated, represents shares for which the beneficial owner has sole voting and investment power. The number of shares of common stock beneficially owned includes any shares issuable pursuant to stock options that may be exercised within 60 days after March 1, 2000. Shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not deemed to be outstanding for computing the percentage of any other person.


----------------------------------------------------------------------------------------------------------------------
                                                                 NUMBER OF SHARES          PERCENT OF OUTSTANDING
           NAME AND ADDRESS OF BENEFICIAL OWNER                 BENEFICIALLY OWNED               SHARES (1)
           ------------------------------------                 ------------------               ----------
----------------------------------------------------------------------------------------------------------------------
Saeid "Andrew" Akavan(2)                                             2,224,301                       19.48%
   2184 West 190th Street
   Torrance California 90504
----------------------------------------------------------------------------------------------------------------------

Jesse Cohen (3)                                                      2,285,000                       19.44%
   2184 West 190th Street,
   Torrance, California  90504
----------------------------------------------------------------------------------------------------------------------

Future Holdings Corp./Michael Nichols (4)                            1,185,000                       10.33%
   133 Rolling Hills Road
   Clifton, New Jersey  07103
----------------------------------------------------------------------------------------------------------------------

James F. Carroll (5)                                                   466,325                        3.95%
   2184 West 190th Street,
   Torrance, California  90504
----------------------------------------------------------------------------------------------------------------------

All directors and officers as a group (3 persons) (6)                4,975,626                       49.27%
----------------------------------------------------------------------------------------------------------------------

Total Principal Stockholders (7)                                     6,160,626                       58.23%
----------------------------------------------------------------------------------------------------------------------


--------------------------

(1) Applicable percentages are based on 11,306,260 shares, which represents all the issued and outstanding shares on March 1, 2000.



(2) Includes 112,500 shares subject to options exercisable within 60 days of March 1, 2000.



(3) Includes 450,000 shares subject to options exercisable within 60 days of March 1, 2000.



(4) 1,160,000 of the shares listed are held in the name of Future Holdings Corp. To our knowledge, Michael Nichols, President of Future Holdings Corp., exercises control over Future Holdings Corp. The total number of shares listed includes 25,000 shares held by Janice Nichols, wife of the Future Holdings Corp. President, Michael Nichols. Includes 160,000 options exercisable within 60 days of March 1, 2000.



(5) Includes 450,000 shares subject to options exercisable within 60 days of March 1, 2000. Includes 15,000 shares of iChargeit restricted common stock held by Patricia Carroll, wife of Jim Carroll.



(6) Includes 1,012,500 shares subject to options exercisable within 60 days of March 1, 2000.



(7) Includes 1,172,500 shares subject to options exercisable within 60 days of March 1, 2000.

CHANGES IN CONTROL

         We are unaware of any contract or other arrangement, the operation of which may result in a change in control of iChargeit. See "Item 6. EXECUTIVE COMPENSATION - Management Contracts and Change-In-Control Agreements."

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS AND PROMOTERS


         The following sets forth certain information as of March 1, 2000, with respect to each person who is an executive officer or director of iChargeit. We have two vacancies on our board of directors due to the resignations of Randall S. Waldman and Alexis Quintana on January 31, 2000.




                      NAME                                    AGE                                  POSITION
                     ------                                  -----                                ----------
       Jesse Cohen                                             38               Chief Executive Officer, Secretary
                                                                                and Director

       Saeid "Andrew" Akavan                                   39               President and Director

       James F. Carroll                                        43               Chief Financial Officer, Treasurer
                                                                                and Director



DIRECTORS AND EXECUTIVE OFFICERS


         JESSE COHEN, 38, has served as iChargeit's Chief Executive Officer, Secretary and a Director since he founded the Company in March 1999. From March 1999 until November 1999, he was also President of iChargeit. Prior to founding iChargeit, from 1991 to 1998, Mr. Cohen was President of Printersign Display Service Inc., a producer of signage for the retail industry including such retailers as Federated Department Stores, Macy's East and CarMax, a division of Circuit City. Prior to joining Printersign, from 1983 to 1991, Mr. Cohen was a freelance producer for various New York City animation and graphics production houses including I.F. Studios Inc.

         JAMES F. CARROLL, 43, has served as the Chief Financial Officer and Treasurer of iChargeit since May 1, 1999. He has served as a director of iChargeit since November 12, 1999. From December 1973 to April 1999, Mr. Carroll was employed by F. Schumacher & Co., a New York Fabric Company, as a manager of Production, Purchasing and Inventory. Mr. Carroll is a Certified Public Accountant. Mr. Carroll received a B.A. degree in accounting from Pace University of New York in 1985.

         SAEID "ANDREW" AKAVAN, 39 has been President and Director of iChargeit since November 12, 1999. Prior to joining iChargeit, Mr. Akavan served as President of Bay Micro Computers Inc. since its formation in 1998. Prior to that from 1994 to 1998 Mr. Akavan served as CEO of Nicom Computers Inc. He managed Nicom's retail store and transformed the company into a computer distributor. Monthly sales increased under Mr. Akavan from $20,000 per month in 1994 to $800,000 per month by 1996. Mr. Akavan graduated with a B.A. degree in Mythology from the University of Tehran in 1982.

COMMITTEES

         iChargeit has no nominating, audit, compensation or executive committees.

INSURANCE

         iChargeit currently does not carry any key-man life insurance on any of its officers.

FAMILY RELATIONSHIPS

         There are no family relationships among any of the directors or executive officers of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table summarizes the aggregate compensation paid during to iChargeit's Chief Executive Officer and the four most highly compensated executive officers other than the CEO (the "Executive Officers") during the fiscal year ended June 30, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                                    LONG TERM COMPENSATION
                                                            ANNUAL COMPENSATION                              AWARDS
                                                ----------------------------------------              --------------------
                                                                                                 RESTRICTED      SECURITIES
                                                                              OTHER ANNUAL         STOCK         UNDERLYING
NAME AND PRINCIPAL POSITION          YEAR       SALARY(1)        BONUS       COMPENSATION(2)     AWARDS(3)       OPTIONS(4)
---------------------------          ----       ------           -----       ------------       -----------      ----------
Jesse Cohen                          1999       $35,000        $35,000(5)           --            315,000            --
     Chief Executive Officer,        2000       $70,000            --               --               --            900,000
     Secretary and Director

Randall S. Waldman(6)                1999        $4,167            --               --            250,000            --
     Vice President, Chief           2000       $20,833         $11,700             --               --            445,000
     Operating Officer and
     Director

James F. Carroll                     1999        $8,330        $10,000(7)           --            250,000            --
     Treasurer, Chief Financial      2000       $50,000            --               --               --            450,000
     Officer and Director

Saeid "Andrew" Akavan(8)             1999            --            --               --               --              --
     President, Director             2000       $60,000            --               --               --            450,000



(1) Amounts for 1999 represent actual amounts paid in fiscal 1999. Amounts for 2000 represent pro-forma amounts based on compensation estimated to be paid on an annual basis.

(2) Employees are eligible for a performance bonus in fiscal 2000 at the discretion of the Board of Directors.


(3) Each of the restricted stock awards subsequently was rescinded by mutual agreement of iChargeit and each recipient.



(4) Amounts for 2000 represent actual amounts granted to date in fiscal 2000. Although iChargeit agreed to grant options pursuant to employment contracts entered into in fiscal 1999, the actual grants were not made until fiscal 2000, and were subject to approval of iChargeit's 1999 Stock Incentive Plan by the shareholders. The shareholders approved the 1999 Stock Incentive Plan on November 12, 1999.



(5) Bonus represents compensation for work performed prior to the date Mr. Cohen's employment agreement entered into as of March 11, 1999. Of this amount $26,250 was paid in fiscal 2000 and $8,750 has not been paid.



(6) Mr. Waldman resigned from all his positions at iChargeit on January 31, 2000. He continues to consult for us.



(7) Bonus represents a one-time payment as compensation for work performed prior to the date of Mr. Carroll's employment agreement entered into May 1, 1999. Bonus was paid in fiscal 2000.



(8) Mr. Akavan became President of iChargeit effective on November 12, 1999, the effective date of the acquisition by iChargeit of Bay Micro Computers, Inc. Amounts in 2000 represent pro forma amounts estimated to be paid to Mr. Akavan on an annual basis as President of iChargeit.


STOCK OPTIONS

         The following table provides information with respect to the stock option grants made during the 1999 fiscal year under iChargeit's 1999 Stock Incentive Plan to the Executive Officers. No stock appreciation rights were granted during such fiscal year to the Executive Officers.

                                                OPTION GRANTS IN LAST FISCAL YEAR(1)
                                                               INDIVIDUAL GRANTS
                           --------------------------------------------------------------------------------------------
                           NUMBER OF SECURITIES    % OF TOTAL OPTIONS
                            UNDERLYING OPTIONS    GRANTED TO EMPLOYEES      EXERCISE OR BASE
          NAME                  GRANTED (1)        IN FISCAL YEAR (2)       PRICE ($/SH)(3)         EXPIRATION DATE
          ----                  -----------             --------            ---------------         ---------------
Jesse Cohen                       900,000                32.79%                  $1.00                11/12/04(4)

Randall S. Waldman                320,000                11.66%                  $1.00                11/12/09(5)
                                  125,000                 4.55%                  $1.00                11/12/09(6)

James F. Carroll                  100,000                 3.64%                  $1.00                11/12/09(7)
                                  250,000                 9.11%                  $1.00                11/12/09(8)
                                  100,000                 3.64%                  $1.00                11/12/09(9)

Andrew Akavan(10)                 450,000                16.39%                  $1.00                11/12/04

(1) The options listed in the table were granted in fiscal 2000 under iChargeit's 1999 Stock Incentive Plan, which was adopted by the Board of Directors on August 17, 1999 subject to shareholder approval, which was obtained on November 12, 1999. No options were granted during fiscal 1999.

(2) Based upon options granted for an aggregate of 2,745,000 shares to employees in fiscal 2000, including the Executive Officers.

(3) The exercise price was based on the fair market value of iChargeit common stock on the effective date of grant. The exercise price may be paid in cash, in shares of iChargeit's common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. iChargeit may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise. The Board of Directors, as the Plan Administrator of iChargeit's 1999 Stock Incentive Plan, has the discretionary authority to reprice the options through the cancellation of the options and grant of replacement options with an exercise price based on the fair market value of the option shares on the grant date.

(4) The options expire five (5) years from the date of grant and vest quarterly in equal installments during the first two years of Mr. Cohen's employment beginning on March 11, 1999.

(5) The options vest quarterly in equal installments during the first two years of Mr. Waldman's employment agreement beginning on June 1, 1999.

(6)      These options were fully vested as of November 4, 1999.

(7) These option vest quarterly in equal installments during the two quarters of Mr. Carroll's amended employment agreement, first dated May 1, 1999.

(8)      These options were fully vested as of November 4, 1999, and expire ten
         (10) years from the date of grant.

(9)      These options were fully vested as of November 1, 1999, and expire ten
         (10) years from the date of grant

(10) These options were granted on November 12, 1999 and expire ten (10) years from the date of grant. Mr. Akavan was not an employee of iChargeit until the acquisition by iChargeit of Bay Micro Computers, Inc. on November 12, 1999.

OPTION EXERCISES AND HOLDINGS.

         None.

DIRECTOR COMPENSATION

         None. We will compensate directors for reasonable expenses incurred in attending a meeting of the Board of Directors.

MANAGEMENT CONTRACTS AND CHANGE-IN-CONTROL AGREEMENTS

         We have entered into employment agreements with the following named executive officers on the terms set forth below:


         On March 11, 1999, iChargeit entered into a two year employment contract with Jesse Cohen. Pursuant to the agreement, Mr. Cohen is employed as Chief Executive Officer, President and Secretary of iChargeit and will receive an annual base salary of $70,000 and Mr. Cohen received a one-time bonus of $35,000 for work performed prior to the date of Mr. Cohen's employment agreement. The base salary will be reviewed annually by the Board of Directors. Pursuant to the employment agreement, iChargeit also agreed to (i) grant the right to purchase 315,000 restricted common shares of iChargeit for $.001 per share, (ii) grant options to purchase 900,000 shares of iChargeit common stock pursuant to iChargeit's 1999 Stock Incentive Plan, vesting quarterly during the initial two year term of the agreement, and (iii) provide standard employee benefits. iChargeit owes Mr. Cohen $8,750 in salary for work performed prior to signing his employment contract. The grant of 315,000 shares of restricted stock was rescinded in November 1999 with Mr. Cohen's written consent.



         On June 1, 1999, iChargeit entered into a two year employment contract with Randall Waldman. Pursuant to the agreement, Mr. Waldman is employed as Chief Operational Officer and Vice President of iChargeit and will receive an annual base salary of $50,000. In December 1999, the term of this contract was reduced to one year and the base salary was eliminated and instead changed to a commission of 1.2% on all revenue which occurs due to strategic alliances generated by Mr. Waldman for iChargeit. Pursuant to the employment agreement, iChargeit also agreed to (i) grant the right to purchase 250,000 restricted common shares of iChargeit for $.001 per share, (ii) pay a $11,700 signing bonus, (iii) grant options to purchase 320,000 shares pursuant to iChargeit's 1999 Stock Incentive Plan, vesting quarterly during the one year term of the contract, and (iv) provide standard employee benefits. The grant of 250,000 shares of restricted stock was rescinded in November 1999 and 125,000 options to purchase common stock at the fair market value on the date of the grant of $1.00 per share were issued in lieu of the restricted stock with Mr. Waldman's written consent. The modifications to Mr. Waldman's employment agreement were made pursuant to an oral agreement between iChargeit and Mr. Waldman.



         On May 1, 1999, iChargeit entered into an employment contract with James Carroll. Pursuant to the agreement, Mr. Carroll is employed as Chief Financial Officer and Treasurer of iChargeit for a term of six months and will receive a base salary totaling $25,000. In November 1999, Mr. Carroll's contract was extended on the same terms and conditions for another six month term pursuant to an oral agreement between the parties, including a second grant of options to purchase 100,000 shares of common stock. The base salary will be reviewed annually by the Board of Directors. Pursuant to the employment agreement, iChargeit also agreed to (i) grant the right to purchase 250,000 restricted common shares of iChargeit for $.001 per share,
(ii) grant options to purchase 100,000 shares pursuant to iChargeit's 1999
Stock Incentive Plan, vesting at the end of the six month terms of the written employment contract and the oral extension agreement, and (iii) provide standard employee benefits. Pursuant to the agreement, iChargeit also provides Mr. Carroll with an electronic storefront on its web site in exchange for a percentage of sales generated through such storefront in an amount to be determined pursuant to a sales agency agreement to be entered into between iChargeit and Mr. Carroll. iChargeit owes Mr. Carroll $2,500 salary for work performed prior to signing his employment contract. The grant of 250,000 shares of restricted stock was rescinded and 250,000 options to purchase common stock at the fair market value on the date of the grant of $1.00 per share were granted with Mr. Carroll's written consent.


         The employment agreements listed above for Messrs. Cohen, Waldman and Carroll terminate immediately upon the employee's death or total disability, and we also may terminate the employment agreement without "cause" at any time upon at least thirty days prior written notice to the employee. The employee is entitled to terminate the employment for "good reason," as that term is defined in the employment agreements, including a reduction in base salary without the employee's prior written consent, the relocation of employee outside of employee's place of employment and for certain other breaches. If during the term of the employment agreement, the employee resigns for one of the "good reasons," or if we terminate employee's employment for a reason other than employee's death or disability, or without "cause," the employee is entitled to:

         - The portion of his then current base salary which has accrued through his date of termination;


         - Any payments for unused vacation and reimbursement expenses, which are due, accrued or payable at the date of employee's termination;



         - Severance payments in an amount equal to the employee's then current base salary, payable for the remainder of the term; and



         - All of employee's options to purchase shares of iChargeit's common stock and restricted stock shall accelerate and automatically vest, and such options shall otherwise be exercisable in accordance with their terms.


         If we terminate the employee's employment upon death or disability or for "cause," or if the employee voluntarily resigns for other than a "good reason," then the employee shall be entitled to only the compensation set forth in the first two bullet points above.

         Saeid "Andrew" Akavan is not party to a written employment agreement with iChargeit. However, we have reached an oral understanding with Mr. Akavan pursuant to which Mr. Akavan shall be paid a base salary, bonus and options at a level roughly equivalent to that of Mr. Cohen.


         The grant of 250,000 shares of restricted stock to Mr. Wadman occurred pursuant to the terms of Mr. Waldman's employment agreement. The grant of an aggregate of 565,000 shares of restricted stock to Messrs. Cohen and Carroll was part of a grant, including Messrs. Waldman and Cohen, of an aggregate of 1,345,000 shares of restricted stock to 11 recipients. All of the grants were to purchase stock at $.001 per share. None of the recipients understood the tax consequences of a grant of stock below fair market value, which would require recipients to recognize ordinary income and pay tax on the difference between the fair market value of the stock on the date of grant and the restricted stock purchase price. When informed of these tax consequences, the recipients and iChargeit mutually agreed to rescind the restricted stock grants. All of the grants, except for an aggregate of 135,000 shares held by five recipients, were rescinded. All of the grants, except for 315,000 shares rescinded by Jesse Cohen and 50,000 shares rescinded by Elizabeth Cohen, were replaced with grants of stock options to purchase an identical number of shares at the fair market value of our common stock on the date of grant. The grants of restricted stock originally were made in exchange for services in connection with the iChargeit/Para-Link merger.


MATERIAL FEATURES OF THE 1999 STOCK INCENTIVE PLAN

         iChargeit's Board of Directors adopted the 1999 Stock Incentive Plan (the "1999 Plan") subject to stockholder approval. The stockholders approved the adoption of the 1999 Plan at a special meeting of stockholders held on November 12, 1999. The 1999 Plan is funded initially with 4,000,000 shares of our common stock reserved for issuance.

         The purpose of the 1999 Plan is to attract, retain and motivate employees, directors, officers and consultants through the issuance of options or rights to purchase common stock of iChargeit and to encourage ownership of common stock by most employees, directors and certain consultants of iChargeit. The 1999 Plan will be administered by the Board of Directors, or a Compensation Committee of the Board of Directors if one is formed (the "Committee"). Subject to the provisions of the 1999 Plan, the Committee determines the persons to whom options or stock purchase rights will be granted, the number of shares to be covered by each option or stock purchase right and the terms and conditions upon which an option or stock purchase right may be granted. All employees, directors and consultants of iChargeit and its affiliates (as defined in the 1999 Plan, "Affiliates") are eligible to participate in the 1999 Plan, although iChargeit has discretion in identifying those people who actually receive grants.

         Options granted under the 1999 Plan may be either (i) options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) non-qualified stock options. Other than certain minimum requirements described below, the Committee has the discretion to fix the terms of options granted under the 1999 Plan. Incentive stock options may be granted under the 1999 Plan to employees of iChargeit and its Affiliates. Non-qualified stock options may be granted, in iChargeit's discretion, to consultants, directors and employees of iChargeit and its Affiliates.

         Incentive stock options granted under the 1999 Plan may not be granted with an exercise price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of incentive stock options granted to participants holding 10% or more of the voting stock of iChargeit). Stock options granted under the 1999 Plan expire not more than ten years from the date of grant, or not more than five years from the date of grant in the case of incentive stock options granted to a person holding more than 10% of the voting stock of iChargeit. The aggregate fair market value (determined at the time of grant) of shares issuable pursuant to incentive stock options which become exercisable in any calendar year under any incentive stock option plan of iChargeit by an employee may not exceed $100,000. An option granted under the 1999 Plan is not transferable by an optionholder except by (i) will or by the laws of descent and distribution or (ii) as determined by the Committee and set forth in the Option Agreement. An option is exercisable only by the optionholder or one who receives the option pursuant to a permitted transfer.

         An incentive stock option granted under the 1999 Plan may be exercised after the termination of the optionholder's employment with iChargeit (other than by reason of death, disability or termination for cause as defined in the 1999 Plan) to the extent exercisable on the date of such termination, for up to one month following such termination, provided that such incentive stock option has not expired on the date of such exercise. In granting any non-qualified stock option, the Committee may specify that such non-qualified stock option shall be subject to such termination or cancellation provisions as the Committee may specify. In the event of death or permanent and total disability while an optionholder is employed by iChargeit or within one month of termination of employment, incentive stock options and non-qualified stock options may be exercised, to the extent exercisable on the date of termination of employment (as calculated under the 1999 Plan), by the optionholder or the optionholder's survivors at any time prior to the earlier of the option's specified expiration date or one year from the date of the optionholder's termination of employment (all as more specifically provided in the 1999 Plan).

         Stock purchase rights may be granted under the 1999 Plan. Stock purchase rights entitle the participant to purchase shares of common stock at a specified price, which may be nominal but not less than the par value of the common stock, within ten days of the date of grant. The shares acquired upon purchase are restricted from transfers and are subject to a repurchase right held by iChargeit. The repurchase right lapses with respect to specified numbers or percentages of the shares over a period of time specified in the restricted stock purchase agreement that applies to the stock purchase right. The repurchase right entitles iChargeit to repurchase the shares at the same price paid for the shares by the participant in the event the individual's employment or services with iChargeit terminates before the lapsing of the repurchase right occurs, subject to the terms of the restricted stock purchase agreement, which may provide for accelerated lapsing of the repurchase right in the case of terminations due to death, disability or for terminations by iChargeit other than for cause. Stock purchase rights and shares subject to the repurchase right are not transferable by the participant except (i) by will or by the laws of descent and distribution or (ii) as determined by the Committee and set forth in the restricted stock purchase agreement. Stock purchase rights are exercisable only by the holder or one who receives the stock purchase rights pursuant to a permitted transfer.

         If the shares of common stock are subdivided or combined into a greater or smaller number of shares or if iChargeit issues any shares of common stock as a stock dividend on its outstanding common stock, the number of shares of common stock deliverable upon the exercise of an option or stock purchase right granted under the 1999 Plan shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend. If provided in a specific stock option agreement or restricted stock purchase agreement, in the event of

         (i) the acquisition (with certain exceptions) of more than 50% of the outstanding common stock or voting power by an individual, entity or group acting together,

         (ii) a merger or consolidation in which iChargeit is not the surviving entity (except for a transaction whose principal purpose is to change iChargeit's state of incorporation),

         (iii) a reverse merger in which iChargeit is the surviving entity but in which securities possessing more than fifty percent (50%) of the total voting power of iChargeit's outstanding securities are transferred to or acquired by a person or persons different from the persons holding those securities immediately prior to such merger,



         (iv) the sale, transfer or other disposition of all or substantially all of the assets of iChargeit, or



         (v)      a complete liquidation or dissolution of iChargeit,


         each option or stock purchase right outstanding as of the date of such transaction may be:

         (x) assumed or new rights substituted therefore by the successor corporation,

         (y) terminated upon written notice to the participants stating that all options (with all options then outstanding being deemed to be exercisable for purposes of this section) or stock purchase rights must be exercised within a specified number of days (not less than 15), at the end of which period any options or stock purchase rights not exercised will terminate, or

         (z) terminated in exchange for a cash payment equal to the excess of the value of the cash or property the holder of the option or the stock purchase right would have received pursuant to the change in control transaction over the exercise or purchase price (with all options then outstanding being deemed to be exercisable for purposes of this section), provided that the administrator of the 1999 Plan shall select which, if any, treatment to provide and under certain circumstances can determine to provide shares of common stock or other consideration with value equal to the cash or other consideration that otherwise would be received by a participant.

         If provided in the specific option agreement or restricted stock agreement, each option or the lapsing of the repurchase right on shares issued with respect to stock purchase rights that are assumed or replaced in connection with such a transaction shall automatically accelerate and such options shall become fully exercisable and vested or the repurchase right shall fully lapse on the earliest of (a) the original vesting or lapsing date, or (b) the date the transaction is determined to have occurred, or such other events as may be provided in the agreement.] In the event of other reorganizations, recapitalizations, mergers or consolidations (not meeting the criteria described above), pursuant to which securities of iChargeit or of another corporation are issued with respect to the outstanding shares of common stock, a participant upon exercising an option or stock purchase right will be entitled to receive for the purchase price paid upon such exercise the securities he or she would have received if he or she had exercised such option or stock purchase right prior to such reorganization, recapitalization, merger or consolidation.

         The stockholders of iChargeit may amend the 1999 Plan. The 1999 Plan may also be amended by the Board of Directors or the Committee, provided that any amendment approved by the Board of Directors or the Committee which is of a scope that the Committee determines requires stockholder approval, shall be subject to obtaining such stockholder approval. The Committee may amend outstanding option agreements or restricted stock purchase agreements as long as the amendment is not materially adverse to the participant. Amendments that are materially adverse to the participant can be effected only with the consent of the participant.

         The Committee has not made any awards under the 1999 Plan. The maximum number of options or stock purchase rights that can be granted to an individual in any fiscal year of iChargeit is options or stock purchase rights, or a combination thereof, to purchase 500,000 shares, as such number may be adjusted in accordance with the 1999 Plan.




ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         In February 1999, iChargeit and Susannah Altman of Enchanted Bookery entered into an agreement pursuant to which Enchanted Bookery became the exclusive book related gift basket supplier for baskets sold on iChargeit's web site. iChargeit pays Enchanted Bookery for the preparation and delivery of each basket ordered from the web site. Susannah Altman is the sister of iChargeit Chief Executive Officer Jesse Cohen. iChargeit has not sold any Enchanted Bookery baskets or received any revenue, and has not paid any compensation to Susannah Altman or Enchanted Bookery other than a grant of 50,000 shares of restricted stock that subsequently rescinded and not replaced. The agreement expires in April 2000. iChargeit believes that the terms of the agreement were no less favorable than it could have received from an unaffiliated third party.



         In February 1999, iChargeit and EC Net Manufacturing L.L.C. ("EC.Net") entered into an agreement pursuant to which EC Net agreed to provide warehousing and staffing through its associates for the purpose of storing and shipping products for iChargeit customers. Pursuant to the agreement, EC.Net received 20,000 shares of iChargeit common stock. Randall Waldman is President of EC.Net, and is the Chief Operating Officer and a Director of iChargeit. iChargeit has not used the services of EC Net to date and, as a result of the acquisition of Bay Micro and Bay Micro's fulfillment capabilities, does not anticipate using the services of EC Net prior to the expiration of the agreement in April 2000. iChargeit believes that the terms of the agreement were no less favorable than it could have received from an unaffiliated third party.


         In March 1999, iChargeit issued 25,000 shares of its common stock to Randall Waldman in exchange for consulting services regarding initial incorporation, financing matters and mergers. Mr. Waldman did not have any relationship with iChargeit at the time other than on a consulting basis; however, Mr. Waldman is now the Chief Operating Officer and a Director of iChargeit.

         In March 1999, Patricia Carroll received 15,000 shares of restricted common stock in consideration for providing legal consultation on an as needed basis to iChargeit. Patricia Carroll is the wife of iChargeit's Chief Financial Officer, James Carroll.

         In March 1999, iChargeit entered into a contract with Future Holdings, Corp. for services commencing on January 6, 1999 in connection with the coordination and preparation of Para-Link's merger with iChargeit. Future Holdings, Corp. received grants to purchase 210,000 shares of restricted common stock at $.001 per share as consideration for its services. In November 1999, 160,000 shares of Future Holding's restricted stock were cancelled and 160,000 options with an exercise price at the fair market value on the date of the grant of $1.00 per share were issued. Future Holdings, Corp. is the holder of approximately 10.33% of iChargeit's shares of outstanding common stock. See "Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS IN MANAGEMENT." Mike Nichols is the President of Future Holdings, Corp and at the time of the agreement in March 1999, was serving as a consultant to iChargeit. Janice Nichols, the wife of Mike Nichols, received an additional 25,000 shares of iChargeit common stock pursuant to a consulting agreement entered into in March 1999, for clerical services provided pursuant to the iChargeit/Para-Link merger.

         In August 1999, Lewis Cohen & Company received 140,000 stock options with an exercise price at the fair market value on November 12, 1999, the effective date of the grant of $1.00 for assisting in the design of the iChargeit logo and assisting in the design and maintenance of other iChargeit web sites. Additionally, iChargeit pays Lewis Cohen & Company $1400 per month for site maintenance. Lewis Cohen is the father of iChargeit's Chief Executive Officer Jesse Cohen.

ITEM 8.  DESCRIPTION OF SECURITIES


         The following summary is subject to, and is qualified in its entirety by, all of the provisions of our Certificate of Incorporation and Bylaws, including the definitions therein of certain terms. Copies of the Certificate of Incorporation and Bylaws are filed as exhibits to the registration statement.


COMMON STOCK


         iChargeit's Certificate of Incorporation authorizes the issuance of an aggregate of 50,000,000 shares of common stock, par value $.001 per share. As of March 1, 2000 there were 11,306,260 shares of common stock issued and outstanding held by approximately 157 stockholders of record.


         The following summarizes the rights of holders of our common stock:

         - each holder of shares of common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;

         -        there are no cumulative voting rights;

         - holders of common stock may not take action by written consent in lieu of a meeting;

         - the holders of our common stock are entitled to dividends and other distributions as may be declared from time to time by the Board of Directors out of funds legally available for that purpose, if any;

         - upon our liquidation, dissolution or winding up, the holders of shares of common stock will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock; and

         - the holders of common stock have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

PREFERRED STOCK

         Pursuant to iChargeit's Certificate of Incorporation, the board of directors has the authority to issue up to five million (5,000,000) shares of preferred stock, par value $.001, which may be issued with such designations, powers, preferences and rights, including redemption and voting rights, as the Board of Directors may determine.

WARRANTS

         Pursuant to a private placement which occurred between November and December 1999, we sold Units consisting of five shares of our common stock and one warrant. As a result of this private placement, we have issued 230,771 warrants. The warrants have an exercise price of $2.50 per share and are exercisable until their expiration date which is the earlier of September 1, 2002 or the business day preceding a Redemption Date. The Redemption Date is fixed by a notice sent by the Company and permits the Company to redeem the warrants for $.05 per share of common stock receivable upon exercise of the warrant. The Company may only set a Redemption Date if the Closing price of iChargeit's common stock on its principal trading exchange in twenty of the thirty trading days prior to the Redemption Date is more than 200% of the adjusted exercise price of the warrant.

         Pursuant to a private placement in September 1997, we issued warrants to purchase 202,500 shares of common stock at a purchase price of $2.50 per share, all of which currently are outstanding and will expire August 8, 2000. These warrants were sold for an average price of $0.98 per share.

ANTITAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS.

         Some provisions of our Certificate of Incorporation and Bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include:


         - STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. Our Certificate of Incorporation provides that stockholders may not take action by written consent, but only at a duly called annual or special meeting of stockholders. This may limit our stockholders' ability to alter corporate policies or actions with which they disagree.


         - AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of iChargeit by means of a proxy contest, tender offer, merger or otherwise.

TRANSFER AGENT AND REGISTRAR

         Florida Atlantic Stock Transfer, Inc. has been appointed as the transfer agent and registrar for iChargeit's common stock.

                                     PART II

ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
           COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Since March 18, 1999, iChargeit common stock has traded on the Nasdaq OTC Bulletin Board under the symbol "BB:ICHG." From February 9, 1999 through March 17, 1999, iChargeit common stock traded on the Nasdaq OTC Bulletin Board under the symbol "PLNKD." From September 9, 1997 through February 8, 1999, iChargeit common stock traded on the Nasdaq OTC Bulletin Board under the symbol "PLNK." iChargeit's stock is held by approximately 157 holders of record.

         iChargeit's common stock commenced trading on the Nasdaq OTC Bulletin Board on September 19, 1997. The following table sets forth, for the calendar quarters indicated, the reported high and low bid information for iChargeit's common stock as reported on the Nasdaq OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.



                                                High        Low
                                               ------      ------

CALENDAR 1997                                  $1 1/2      $1 1/4
Fourth Quarter

CALENDAR 1998
First Quarter                                  $3 1/2      $  5/8
Second Quarter                                  2 3/8         3/8
Third Quarter                                     7/8         1/8
Fourth Quarter                                    7/20        1/32

CALENDAR 1999 (PLNK)
First Quarter                                  $  3/8      $  1/8

CALENDAR 1999 (PLNKD)
First Quarter                                  $4 3/4      $  1/4

CALENDAR 1999 (ICHG)
First Quarter                                  $4 5/8      $3
Second Quarter                                  29          3 1/2
Third Quarter                                   4 13/16       3/4
Fourth Quarter                                  1 7/8      27/32


DIVIDENDS

         iChargeit has not paid a dividend and does not anticipate paying dividends for at least the next twelve months. The Board of Directors intends to retain earnings, if any, to finance growth. Accordingly, any payment of dividends by us in the future will depend upon our need for working capital and our financial condition at the time.

ITEM 2.  LEGAL PROCEEDINGS

         iChargeit is not currently a party to any material legal proceeding or proceeding before a governmental authority. To the best of iChargeit's knowledge, neither type of proceeding is currently pending against it.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         iChargeit has not changed its accountants in the last two fiscal years, and there are no disagreements with iChargeit's accountants concerning accounting and financial disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

ISSUANCES


         The following is a summary of transactions by iChargeit during the last three years preceding the date hereof involving sales of iChargeit's securities that were not registered under the Securities Act. All share amounts set forth in this registration statement reflect a 5 for 1 reverse stock split of iChargeit's common stock. No consideration was paid by the Company in connection with this stock split. All of the sales of securities were sold at below fair market value, unless otherwise noted.


         1. In August 1997, the Registrant issued a total of 1,088,000 shares of restricted common stock to the founders of Para-Link, predecessor of iChargeit, in exchange for services in connection with the organization of Para-Link in January of 1997. The issuance claimed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

         2. During the period from August 1997 through November 1997, the Registrant sold an aggregate of 24,000 shares of common stock at an average price of $1.00 per share, in a private placement to 31 private investors pursuant to Rule 504 of the Securities Act, for aggregate consideration of $24,000.

         3. In September 1997, the Registrant issued to 6 private investors warrants to purchase an aggregate of 184,000 shares of iChargeit common stock at an exercise price of $2.50 per share. The warrants expire August, 2000. The Registrant received aggregate consideration of $18,032 for this sale. The Registrant made these sales in reliance upon Rule 504 of the Securities Act.

         4. In October 1997, the Registrant issued 20,000 shares of its common stock to PR Sources in exchange for services rendered to iChargeit. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act.

         5. In November 1997, the Registrant issued 10,000 shares of its common stock to Benjamin Fairchild in exchange the forgiveness of a note held by the Registrant in the initial principal amount of $15,000. This transaction was exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) and/or Rule 506 of the Securities Act.

         6. During the period from November 1997 through August 1998, the Registrant sold 65,475 shares of its common stock at $2.691 per share to 23 private investors pursuant to exercises of warrants issued in September 1997 described in Item 3, above. The Registrant received aggregate consideration of $176,193 pursuant to these warrant exercises. These sales were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 504 of the Securities Act.

         7. In March 1998, the Registrant issued 100,000 shares of its common stock in exchange for services rendered to the Registrant. This transaction was exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) and/or Rule 506 of the Securities Act.

         8. In June 1998, the Registrant sold 56,180 shares of its common stock to C.Jones & Company at approximately $0.17 per share in consideration for investor relations services and assistance in designing a Para-Link web site. These sales were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 504 of the Securities Act.

         9. In March 1999, iChargeit issued 30,000 shares of its common stock to DeMonte Associates in exchange for services rendered as iChargeit's investor relations advisor. This issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 504 of the Securities Act.

         10. In March 1999, iChargeit issued 20,000 shares of its common stock to EC Net Manufacturing L.L.C. pursuant to an agreement entered into between the parties for certain warehousing and staffing services provided in conjunction with storing and shipping products for iChargeit customers. This issuance was exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) and/or Rule 504 of the Securities Act.

         11. In March 1999, iChargeit issued 5,000 shares of its common stock to Dean Dumont in exchange for certain consulting and advisory services regarding mergers and acquisitions, and assistance rendered in connection with obtaining additional financing for iChargeit. These sales were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 504 of the Securities Act.

         12. In March 1999, iChargeit issued 10,000 shares of its common stock to Dean Dumont in exchange for consulting and advisory services regarding mergers and acquisitions, and assistance with obtaining possible additional financing for iChargeit. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act.

         13. In March 1999, iChargeit issued 350,000 shares of its common stock to Dean Dumont in exchange for consulting and advisory services regarding mergers and acquisitions and assistance with obtaining possible additional financing for iChargeit. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act. The issuance of these 350,000 shares of restricted stock was rescinded in November 1999 and 350,000 options to purchase common stock at the fair market value on the date of grant of $1.00 per share were granted with Mr. Dumont's written consent.

         14. In March 1999, iChargeit issued 15,000 shares of its common stock to Vic McCall in exchange for legal services rendered in connection with the Para-Link merger with iChargeit and the iChargeit Rule 506 private placement. These sales were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 504 of the Securities Act.

         15. In March 1999, iChargeit issued 21,000 shares of its common stock to Domain Giant, Inc., in exchange for Domain Giant's rights to the Internet domain yohoo.com and the pending trademark application for yohoo. In connection with this sale, iChargeit also paid Domain Giant $22,500 and allocated a percentage of revenue in a `to be developed' classified advertising web site and a webstore to be built for the Domain Giant principals located in one of iChargeit's malls. iChargeit claimed an exemption from registration under the Securities Act for 10,000 of such shares pursuant to Section 4(2) and/or Rule 504 of the Securities Act, and for 11,000 shares in reliance on Section 4(2) and/or Rule 506 of the Securities Act.

         16. In March 1999, iChargeit issued 315,000 shares of its common stock in partial consideration for an employment contract entered into with Mr. Cohen. This transaction was exempt from the registration requirements of the Securities Act pursuant to Rule 506 of the Securities Act. In November 1999, the issuance of these 315,000 shares of common stock was rescinded.

         17. In March 1999, iChargeit issued 5,000 shares of its common stock to Arash Aziz-Golshani in consideration for consultation with iLeathershop.com and search software registration for iChargeit's other web sites. This transaction was exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) and/or Rule 506 of the Securities Act.

         18. In March 1999, iChargeit issued 25,000 shares of its common stock to Eagle Holding Investments in exchange for services rendered in connection with the preparation of iChargeit's financial statements for the Rule 506 sale. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act

         19. In March 1999, iChargeit issued 25,000 shares of its common stock to James Wrobel in exchange for services rendered in connection with the production of iChargeit's Toner Town web site. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act.

         20. In March 1999, iChargeit issued 2,000 shares of its common stock to Jeff Crandell in exchange for consulting and initial design services on Shoppers and Merchants newsletters. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act.

         21. In March 1999, iChargeit issued 2,000 shares of its common stock to Jon Crandell in exchange for consulting and initial design services on Shoppers and Merchants newsletters. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act.

         22. In August 1999, iChargeit issued 140,000 options to purchase common stock of iChargeit at an exercise price at the fair market value on the effective date of the grant of $1.00 per share to Lewis Cohen & Company, in exchange for assistance rendered to iChargeit in the design of the iChargeit logo and the design and maintenance of many of iChargeit's web sites. iChargeit claims the issuance to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

         23. In March 1999, iChargeit issued 110,000 shares of its common stock to Mac-Group, Inc. in exchange for services rendered in connection with Para-Link's merger with iChargeit, Inc. This transaction was exempt from the registration requirements of the Securities Act pursuant

Section 4(2) and/or to Rule 506 of the Securities Act. This issuance was rescinded in November 1999 and 110,000 options to purchase common stock at the fair market value on the date of the grant of $1.00 per share were granted pursuant to the mutual consent of the parties. iChargeit claims the issuance to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

         24. In March 1999, iChargeit issued 15,000 shares of its common stock to Patricia Carroll in exchange for legal consultation delivered on an as needed basis to iChargeit. This transaction was exempt from the registration requirements pursuant to Section 4(2) and/or Rule 506 of the Securities Act.

         25. In March 1999, iChargeit issued 25,000 shares of its common stock to Sherrie Carter in exchange for clerical services and documentation preparation regarding the Para-Link Inc.-iChargeit merger. This transaction was exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) and/or Rule 506 of the Securities Act.

         26. In March 1999, iChargeit issued 210,000 shares of its common stock to Twitchell Corporation in exchange for services rendered since January 1999 in connection with the coordination and preparation of Para-Link's merger with iChargeit, Inc. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act. The issuance of these 210,000 shares of common stock was rescinded in November 1999 and 210,000 options to purchase common stock at the fair market value on the date of the grant of $1.00 per share were granted pursuant to the mutual consent of the parties iChargeit claims the issuance to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

         27. In March 1999, iChargeit issued 25,000 shares of its common stock to Randall Waldman in exchange for consultation provided regarding initial incorporation and financing matters and mergers involving iChargeit, Inc. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act.

         28. In March 1999, iChargeit issued 25,000 shares of its common stock to Janice Nichols in exchange for clerical services and documentation preparation provided with respect to the Para-Link merger with iChargeit, Inc. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act.

         29. In March 1999, iChargeit issued 210,000 shares of its common stock to Future Holdings, Inc. in exchange for coordination and preparation services delivered with respect to Para-Link's merger with iChargeit, Inc. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act. The issuance of 160,000 of these shares of restricted stock was rescinded in November 1999 and 160,000 options to purchase common stock at the fair market value on the date of the grant of $1.00 per share were granted pursuant to the mutual consent of the parties. iChargeit claims the issuance to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.


         30. In March 1999, iChargeit issued 79,000 shares of its common stock to Joseph Merdith in exchange for services rendered in connection with the preparation of Para-Link's merger with iChargeit Inc. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act.



         31. In March 1999, iChargeit issued 55,000 shares of its common stock to Bob Roberts in exchange for services rendered in connection with preparing for Para-Link's merger with iChargeit Inc. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act.



         32. In March 1999, iChargeit issued 50,000 shares of its common stock to the Renoir Trust in exchange for services rendered in connection with the preparation of Para-Link's merger with iChargeit Inc. This transaction was exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) and/or Rule 506 of the Securities Act.



         33. During the period from March 1999 through July 1999, iChargeit sold an aggregate of 301,750 shares of common stock at $2.00 per share in a private placement to 72 accredited investors. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act.



         34. In April 1999, iChargeit issued 10,000 shares of its common stock to the law firm of Madigan & Boyer in consideration for legal consulting services regarding employment and vendor agreements. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act.



         35. In May 1999 iChargeit issued 250,000 shares of its common stock to James Carroll as partial consideration for an employment contract entered into with Mr. Carroll. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act. The issuance of these 250,000 shares was rescinded in November 1999 and 250,000 options to purchase common stock at the fair market value on the date of the grant of $1.00 per share were granted pursuant to the mutual consent of the parties. iChargeit claims the issuance to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering and pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation.



         36. In June 1999 iChargeit issued 250,000 shares of its common stock to Randall Waldman as partial consideration for an employment contract entered into with Mr. Waldman. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act. The issuance of these 250,000 shares was rescinded in November 1999 and 250,000 options to purchase common stock at the fair market value on the date of the grant of $1.00 per share were granted pursuant to the mutual consent of the parties. iChargeit claims the issuance to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering and pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation.


         37. In June 1999 iChargeit issued 5,000 shares of its common stock to Brian Wharton for services rendered in connection with the iChargeit Internet pay terminals. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Rule 506 of the Securities Act.

         38. In June 1999, iChargeit issued 2,000 shares of its common stock to Raymond Meredith in exchange for the forgiveness of a $5,000 loan previously made by Mr. Meredith to iChargeit.

         39. In November 1999, iChargeit issued 6,000 shares of its common stock to Bob Roberts in exchange for forgiveness of a $7,500 loan previously made by Mr. Roberts to iChargeit.

         40. iChargeit sold an aggregate of 230,769 Units for total consideration of $750,000 to two accredited investors in a private placement which occurred in three tranches on November 3, November 12, 1999 and December 16, 1999. Each Unit consisted of five shares of our common stock and a warrant to acquire one additional share of common stock at an exercise price of $2.50. iChargeit claims an exemption from registration under the Securities Act in reliance on Rule 504 of the Securities Act pursuant to a merit review registration in the state of Kentucky.

         41. On November 16, 1999, iChargeit granted an aggregate of 950,000 incentive stock options pursuant to its 1999 Stock Incentive Plan at an exercise price equal to the fair market value on the date of the grant of $1.00 per share to 18 employees. iChargeit claims an exemption from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering and pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation.

ITEM 5.  LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         Our Certificate of Incorporation and Bylaws limit the liability of and provide indemnification for our directors and officers. Our Certificate of Incorporation provides that our directors may not be held personally liable to us or our stockholders for monetary damages arising from a breach of fiduciary duty, except for liability:

         - for breach of the director's duty of loyalty to iChargeit or its stockholders;

         - for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law;

         - under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends, distributions, repurchases or redemptions of stock; and

         - for any transaction from which the director derives an improper benefit.

         Our Bylaws provide that we shall indemnify our directors and officers, certain other employees and agents, and the directors and officers of other business enterprises serving at our request, for actions taken in good faith on our behalf, while in their official capacity as a director or officer or in any other capacity while serving as a director or officer. The Bylaws also provide that we shall advance expenses incurred by officers, directors, employees and agents in defending themselves for actions taken on our behalf under certain circumstances. Finally, the Bylaws provide that directors, officers, employees, and agents may bring suit to compel payment of claims not paid in full within forty-five (45) days after we receive notice of such claims.

                                    PART F/S

                              FINANCIAL INFORMATION

                                TABLE OF CONTENTS
iCHARGEIT, INC.
(a development stage company)

CONTENTS


                                                                                                    PAGE
PRO FORMA FINANCIAL STATEMENTS

   Unaudited Pro forma condensed financial statements                                               F-1
   Pro forma condensed statement of operations for the period ended June 30, 1999 (unaudited)       F-2
   Pro forma condensed statement of operations for the six months ended
      December 31, 1999 (unaudited)                                                                 F-3
   Notes to financial statements                                                                    F-4

iCHARGEIT, INC.

   Independent auditors' report                                                                     F-5
   Balance sheet as of June 30, 1999                                                                F-6
   Statement of operations for the period January 6, 1999 (inception) through June 30, 1999         F-7
   Statement of changes in stockholders' equity for the period January 6, 1999 (inception)
      through June 30, 1999                                                                         F-8
   Statement of cash flows for the period January 6, 1999 (inception) through June 30, 1999         F-9
   Notes to financial statements                                                                    F-10

   Balance sheet dated December 31, 1999 (unaudited)                                               F-15
   Statement of operations for the six months ended December 31, 1999 (unaudited)                  F-16
   Statement of stockholders equity for the six   months ended December 31, 1999 (unaudited)       F-17
   Statement of cash flows for the six months ended December 31, 1999
      (unaudited)                                                                                  F-18
   Notes to financials statements (unaudited)                                                      F-19


iCHARGEIT, INC.
(a development stage company)

CONTENTS (CONTINUED)

                                                                                                    PAGE
                                                                                                   ------
BAY MICRO COMPUTERS, INC.

   Independent auditors' report                                                                     F-24
   Balance sheet as of June 30, 1999                                                                F-25
   Statement of operations for the period from August 28, 1998 (inception) through June 30, 1999    F-26
   Statement of changes in stockholders' equity for the period from August 28,
      1998 (inception) through June 30, 1999                                                        F-27
   Statement of cash flows for the period from August 28, 1998 (inception)
      through June 30, 1999                                                                         F-28
   Notes to financial statements                                                                    F-29

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS


The following unaudited pro forma condensed financial statements give effect to the acquisition of Bay Micro Computers Inc. ("Bay Micro").


The unaudited pro forma condensed financial statements are based on the respective historical financial statements and notes thereto of iChargeit Inc. ("iChargeit" or the "Company") and Bay Micro. The unaudited pro forma condensed statements of operations assume that the merger took place as of the beginning of the periods presented and combines the statement of operations of iChargeit for the period from January 6, 1999 through June 30, 1999 with Bay Micro's statements of operations for the six months ended June 30, 1999 and for the six month period ended December 31 with Bay Micro's operations for period July 1, 1999 through October 4, 1999.


The transaction has been accounted for as a purchase in accordance with accounting standards. In the opinion of management of the Company, all adjustments necessary to present fairly such pro forma financial data have been made.

The pro forma adjustments have been made solely for purposes of developing such pro forma information for illustrative purposes necessary to comply with the disclosure requirements and is not necessarily indicative of the operating results or financial position that would have occurred if the acquisition had been consummated on the dates indicated, nor is it necessarily indicative of future operating results or financial position.

These unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements and the related notes thereto of iChargeit and Bay Micro which are included herein and Management's Discussion and Analysis of Financial Condition and Results of Operations.

iCHARGEIT, INC.

PRO FORMA CONDENSED STATEMENT OF OPERATIONS
(unaudited)


                                                                    HISTORICAL
                                                       ----------------------------------
                                                            PERIOD
                                                          JANUARY 6,        SIX MONTHS,
                                                       1999 THROUGH            ENDED
                                                           JUNE 30,           JUNE 30,
                                                             1999               1999
                                                       ----------------   ---------------       PRO FORMA
                                                           iCHARGEIT          BAY MICRO        ADJUSTMENTS        PRO FORMA
                                                       ----------------   ---------------      -----------    ----------------
Net sales                                                                 $     2,426,000                     $      2,426,000
Service and other revenue                              $         31,000                                                 31,000
Cost of goods sold                                                             (2,182,000)                          (2,182,000)
                                                       ----------------   ---------------                     ----------------
Gross profit                                                     31,000           244,000                              275,000
                                                       ----------------   ---------------                     ----------------
Costs and expenses:
   Internet services                                             91,000                                                 91,000
   Selling, general and administrative (excluding
      equity compensatory charges)                              207,000           460,000           $273,000(2)        940,000
   Equity compensatory charges                                6,347,000                                              6,347,000
                                                       ----------------   ---------------    ---------------  ----------------
                                                              6,645,000           460,000            273,000         7,378,000
                                                       ----------------   ---------------    ---------------  ----------------

NET LOSS                                               $     (6,614,000)  $      (216,000)         $(273,000) $     (7,103,000)
                                                       ================   ===============    ===============  ================

LOSS PER SHARE - BASIC AND DILUTED                               $(1.10)                                                 $(.71)
                                                                 ======                                                 ======
WEIGHTED AVERAGE SHARES OUTSTANDING -
   BASIC AND DILUTED                                          6,038,897                            4,000,000(1)     10,038,897
                                                       ================                      ===============  ================


SEE NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS iCHARGEIT, INC.

PRO FORMA CONDENSED STATEMENT OF OPERATIONS
(unaudited)


                                                                HISTORICAL
                                                    ---------------------------------
                                                                        PERIOD JULY 1,
                                                    SIX MONTHS ENDED     1999 THROUGH
                                                    DECEMBER 31, 1999   OCTOBER 4, 1999     PRO FORMA
                                                    ---------------------------------
                                                       iCHARGEIT          BAY MICRO         ADJUSTMENTS          PRO FORMA
                                                    -------------       -------------     ---------------     --------------
Net sales                                           $   1,976,000       $   1,956,000                         $    3,932,000
Service and other revenue                                  15,000                                                   15,000
Cost of goods sold                                     (1,784,000)         (1,750,000)                            (3,534,000)
                                                    -------------       -------------                         --------------
Gross profit                                              207,000             206,000                                413,000
                                                    -------------       -------------                         --------------
Cost and expenses:
   Internet services                                       31,000                                                     31,000
   Selling, general and administrative
     (excluding equity compensatory charges)              806,000             210,000         $ 273,000 (2)        1,427,000

   Equity compensatory charges                          2,929,000                                                  2,929,000
                                                    -------------     ---------------    --------------       --------------
                                                        3,766,000             210,000           411,000            4,387,000
                                                    -------------     ---------------    --------------       --------------
NET (LOSS)                                          $  (3,559,000)    $        (4,000)        $(411,000)      $   (3,974,000)
                                                    =============     ===============    ==============       ==============
LOSS PER SHARE - BASIC
   AND DILUTED                                              $(.38)                                                     $(.34)
                                                            =====                                                      =====
WEIGHTED AVERAGE SHARES OUTSTANDING -
   BASIC AND DILUTED (Note 3)                           9,427,000                             2,097,000           11,524,000
                                                    =============                       ===============       ==============


SEE NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS                        F-3
iCHARGEIT, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

NOTE 1


Reflects 4,000,000 shares of common stock of iChargeit as consideration for the acquisition of 100% of the common stock of Bay Micro effective on October 5, 1999 at an aggregate fair value of $5,480,000.



The tentative allocation of the purchase price among the identifiable tangible and intangible assets and liabilities was based on a preliminary assessment of the fair market value of those assets and liabilities.


NOTE 2


Reflects amortization of goodwill. The Company is using a straight-line, ten year period to record amortization based on estimated useful life.



NOTE 3


Pro forma net loss per share - basic and diluted for the period ended December 31, 1999 is computed using the historical weighted average number of iChargeit common shares adjusted as if the transaction occurred at the beginning of the period.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders iChargeit, Inc.
Huntington Beach, California


We have audited the accompanying balance sheet of iChargeit, Inc. (a development stage company) as of June 30, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the period from January 6, 1999 (inception) through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of iChargeit, Inc. as of June 30, 1999, and the results of its operations and its cash flows for the period from January 6, 1999 (inception) through June 30, 1999 in conformity with generally accepted accounting principles.



Richard A. Eisner & Company, LLP

New York, New York
November 1, 1999

With respect to the fourth paragraph of Note A and Notes C, E and H November 12, 1999 iCHARGEIT, INC.
(a development stage company)

BALANCE SHEET
JUNE 30, 1999


ASSETS
Current assets:
   Cash                                                                              $       349,963
   Securities - available for sale at market value (cost of $15,000)                          47,000
   Inventory                                                                                  10,600
   Prepaid expenses and other current assets                                                  40,150
                                                                                     ---------------
      Total current assets                                                                   447,713

Other assets                                                                                   1,500
                                                                                     ---------------
                                                                                     $       449,213
                                                                                     ===============

LIABILITIES
Current liabilities:
   Accounts payable and accrued expenses                                             $       106,790
                                                                                     ---------------

Commitments (Note G)

STOCKHOLDERS' EQUITY
Preferred stock - $.001 par value; 5,000,000 shares authorized; none issued
Common stock - $.001 par value; 50,000,000 shares authorized;
   7,931,405 shares issued and outstanding                                                     7,931
Additional paid-in capital                                                                13,090,898
Deficit accumulated during development stage                                              (6,613,575)
Unearned Compensation                                                                     (4,807,500)
Accumulated other comprehensive income - unrealized gain on marketable securities             32,000
Subscription receivable (2,012,500 common shares)                                            (27,000)
Treasury stock at cost (157,686 common shares)                                            (1,340,331)
                                                                                     ---------------

                                                                                             342,423
                                                                                     ---------------

                                                                                     $       449,213
                                                                                     ===============

SEE NOTES TO FINANCIAL STATEMENTS                                            F-6
iCHARGEIT, INC.
(a development stage company)

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 6, 1999 (INCEPTION) THROUGH JUNE 30, 1999


Service revenue                                                                   $31,421
                                                                        -----------------
Costs and expenses:
   Internet charges and cost of revenue                                            90,997
   General and administrative (excluding equity related charges)                  207,249
   Noncash equity compensatory charges                                          6,346,750
                                                                        -----------------

                                                                                6,644,996
                                                                        -----------------
NET LOSS                                                                      $(6,613,575)
                                                                        =================
NET LOSS PER SHARE:
   Basic and diluted                                                               $(1.10)
                                                                                   ======
WEIGHTED AVERAGE SHARES OUTSTANDING:
   Basic and diluted                                                            6,038,897
                                                                        =================

SEE NOTES TO FINANCIAL STATEMENTS                                           F-7
iCHARGEIT, INC.
(a development stage company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JANUARY 6, 1999 (INCEPTION) THROUGH JUNE 30, 1999


                                                                                                         DEFICIT
                                                                                                       ACCUMULATED
                                                        COMMON STOCK      ADDITIONAL                   DURING THE
                                                    --------------------   PAID-IN    COMPREHENSIVE    DEVELOPMENT       UNEARNED
                                                     SHARES      AMOUNT    CAPITAL        LOSS           STAGE         COMPENSATION
                                                    ---------  ---------  ----------  -------------    -------------  -------------
Shares issued to founders on January 6, 1999        4,000,000  $   4,000
Issuance of common stock for services from
   January 26, 1999 to June 25, 1999                2,286,000      2,286  $11,151,964                                  (4,807,500)
Recapitalization resulting from the acquisition
   of Para-Link on March 10, 1999                   1,343,655      1,343       (4,595)
Issuance of common stock on May 15, 1999              301,750        302      603,198
Common stock received through escrow on
   June 17, 1999                                                            1,340,331
Net loss                                                                                $  (6,613,575)  $  (6,613,575)
Other comprehensive loss
Unrealized gain on securities                                                                  32,000
                                                                                        -------------

Comprehensive loss                                                                      $  (6,581,575)
                                                 ------------  ---------  -----------   =============   -------------

BALANCE - JUNE 30, 1999                             7,931,405  $   7,931  $13,090,898                   $  (6,613,575) (4,807,500)
                                                 ============  =========  ===========                   =============  ==========


                                                   ACCUMULATED
                                                      OTHER                            TREASURY STOCK
                                                  COMPREHENSIVE   SUBSCRIPTION    --------------------------
                                                     INCOME        RECEIVABLE       SHARES         AMOUNT           TOTAL
                                                  -------------   ------------    ----------    ------------   --------------
Shares issued to founders on January 6, 1999                        $(2,000)                                    $       2,000
Issuance of common stock for services from
   January 26, 1999 to June 25, 1999                                                                                6,346,750
Recapitalization resulting from the acquisition
   of Para-Link on March 10, 1999                                                                                      (3,252)
Issuance of common stock on May 15, 1999                            (25,000)                                          578,500
Common stock contributed to Company by principal
   stockholder on June 17, 1999                                                      157,686    $ (1,340,331)               0
Net loss                                                                                                           (6,613,575)
Other comprehensive loss
Unrealized gain on securities                    $ 32,000                                                              32,000
                                                 --------

Comprehensive loss
                                                                   --------       -----------   -------------   -------------

BALANCE - JUNE 30, 1999                          $ 32,000          $(27,000)         157,686    $ (1,340,331)   $     342,423
                                                 ========          ========       ===========   =============   =============


SEE NOTES TO FINANCIAL STATEMENTS                                           F-8
iCHARGEIT, INC.
(a development stage company)

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 6, 1999 (INCEPTION) THROUGH JUNE 30, 1999


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                             $     (6,613,575)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Compensation paid with stock
        to consultants and employees                                                           6,346,750
      Receipt of securities in payment of fees                                                   (15,000)
      Changes in:
        Inventory                                                                                (10,600)
        Other current assets                                                                     (40,150)
        Other assets                                                                              (1,500)
        Accounts payable and accrued expenses                                                    103,538
                                                                                        ----------------
           Net cash used in operating activities                                                (230,537)
                                                                                        ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from sales of common stock                                                           580,500
                                                                                        ----------------
NET INCREASE IN CASH AT JUNE 30, 1999                                                   $        349,963
                                                                                        ================

SEE NOTES TO FINANCIAL STATEMENTS                                         F-9
iCHARGEIT, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999


NOTE A - THE COMPANY

Para-Link, Inc. ("Para-Link" or the "Company"), an inactive company was incorporated in the State of Texas on January 22, 1997.

On March 10, 1999, Para-Link acquired 100% of the outstanding capital stock of iChargeit Inc. ("iChargeit"). iChargeit, which was incorporated on January 6, 1999 in the State of Nevada to launch an internet-based shopping mall to market goods and services to Internet users, as well as, allowing customers to play online video and racing games at a virtual arcade. The launching of iChargeit's website was March 1, 1999. The acquisition was consummated through an exchange of shares that resulted in the stockholders of the iChargeit receiving control of Para-Link; the transaction has been treated as a recapitalization. In connection therewith, the Company's historic capital accounts were retroactively adjusted to reflect the equivalent number of shares issued by Para-Link in the transaction while iChargeit's historical accumulated deficit was carried forward. The statement of operations reflects the activities of iChargeit from the commencement of its operations on January 6, 1999. On March 17, 1999, the Company changed its name to iChargeit.

The Company is in the development stage and its efforts are devoted to developing the Internet resources to provide Internet users a comprehensive website where they can obtain goods and services as well as participate in online video games. The Company is in the process of entering into contracts with local and national merchants who can provide such goods and services.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. For the period from inception through June 30, 1999, the Company has deficit accumulated during the development stage of $6,613,575 and negative cash flows from operating activities. In order to fund its current operations, the Company obtained additional financing of $348,000 in November of 1999 through an equity offering in which, it sold 123,080 units which consisted of 615,400 shares of common stock, and 123,080 warrants to purchase 123,080 shares of the Company's common stock at an exercise price of $2.50 and expiring on September 1, 2002. In addition, the Company has sold stock it held in treasury (see Note C[3]).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1]    USE OF ESTIMATES:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

[2]    INVENTORIES:

       Inventory consists of kiosks which contain computers that feature high speed Internet access. Inventory is stated at the lower of cost (first-in, first-out) or market.

[3]    VALUATION OF SECURITIES:

       Marketable securities are classified as available-for-sale and are recorded at their market value. Unrealized gains and losses are recorded as other comprehensive income.

iCHARGEIT, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999

NOTE B - SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

[4]    REVENUE RECOGNITION:


       Revenue is recognized when merchandise is shipped to a customer or when services are performed. Once a history for returns is established the Company will be able to estimate an approximate provision. In addition, the Company earns fees in the form of equity securities. These equity securities are valued at fair market value on the date they are earned.


[5]    FINANCIAL INSTRUMENTS:

       The carrying amounts for the Company's cash, accounts payable and accrued expenses approximate fair value.

[6]    PER SHARE DATA:

       Basic and diluted loss per share is based on the weighted average number of outstanding shares of common stock and excludes the effect of stock options and warrants. In computing the weighted average number of shares outstanding, the 4,000,000 shares of Para-Link issued in connection with the transaction were treated as if they were outstanding for the entire period.

[7]    STOCK-BASED COMPENSATION:

       The Company has elected to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" in accounting for its stock option incentive plan. As such, compensation expense would be recorded on the date of grant if the current market price of the underlying stock exceeded the exercise price of the option.

[8]    CONCENTRATION OF CREDIT RISK:

       Financial instruments which potentially subject the Company to concentration of credit risk consist of cash, and securities. The Company primarily holds its cash in one bank insured by the Federal Deposit Insurance Corporation ("FDIC"). At June 30, 1999, the Company maintained $301,000 in cash balances in excess of the FDIC limit.

[9]    INCOME TAXES:

       The Company accounts for income taxes using the liability method. Deferred income taxes are measured by applying enacted statutory rates to net operating loss carryforwards and to the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced, if necessary, by a valuation allowance for any tax benefits, which are not expected to be realized.


NOTE C - STOCKHOLDERS' EQUITY

[1]    STOCK SPLIT:

       On January 5, 1999 the Board of Directors authorized a one for five reverse common stock split effective February 7, 1999 for all stockholders on record as of the close of business on February 1, 1999. All the share and per share amounts in the accompanying financial statements have been restated to give effect to the reverse stock split.

iCHARGEIT, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999

NOTE C - STOCKHOLDERS' EQUITY  (CONTINUED)

[2]    COMMON STOCK:


       During the period ended June 30, 1999 the Company issued 1,471,000 shares of common stock to certain shareholders and consultants for services to the Company, which were valued at $4,880,500, based on market price.



       In addition the Company also issued 815,000 shares of common stock to certain officers of the corporation in connection with their employment agreements (see Note G[2]). These shares were valued at $6,273,750 based on their market price and the cost is being recognized over the vesting period.


       On May 15, 1999, the Company commenced a private offering of its common stock at $2.00 per share. The Company issued a total of 301,750 shares of common stock, which yielded net proceeds of $603,500.


       In August and November, 1999, certain officers and consultants of the Company exchanged 1,785,000 shares of the Company's common stock for 1,470,000 options to acquire the Company's common stock at an exercise price of $1.00 (see Note E).


[3]    TREASURY STOCK:

       On June 17, 1999, a principal stockholder agreed to put in escrow for the benefit of the Company 157,686 shares of the Company's common stock. The Company recorded the 157,686 shares of common stock as treasury stock at its fair market value on the day it was placed in escrow. From July through October of 1999, the Company received approximately $153,000 from the sale of the shares held in escrow which will be treated as a capital contribution.

[4]    WARRANTS:

       From September to November of 1997, Para-Link raised $18,101 through the sale of 184,000 common stock purchase warrants in a private placement. Each warrant entitles the registered holder to purchase one share of common stock at an initial exercise price of $2.50 per share (subject to adjustments for stock splits, combinations and reclassifications) at any time prior to August 2000. As of June 30, 1999, 138,525 warrants are outstanding with a weighted average exercise price of $2.79 and a weighted average contractual life of 20 months.


NOTE D - INCOME TAXES

At June 30, 1999, the Company has a net operating loss carryforward for federal income tax purposes of approximately $1,857,000 which expires through 2019.

At June 30, 1999, the Company has a deferred tax asset of approximately $631,000. The Company has not recorded a benefit from its net operating loss carryforward, because realization of the benefit is uncertain and, therefore, a valuation allowance of $631,000 has been provided for the deferred tax asset. The difference between the statutory tax rate of 34% and the Company's effective tax rate of 0% is due to the increase in the valuation allowance of $631,000. In addition, during the period ended June 30, 1999, the Company had approximately $4,757,000 in expenses for equity compensation which were not deductible for tax purposes.

iCHARGEIT, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999

NOTE E - STOCK OPTION PLAN

On August 17, 1999, the Company adopted a stock option plan (the "1999 Plan") subject to stockholder approval for granting options to purchase up to 4,000,000 shares of common stock, pursuant to which employees, consultants, officers and directors are eligible to receive incentive and/or nonqualified stock options. Options granted under the 1999 Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair value on date of grant, except that the exercise price of options granted to a stockholder owning more than 10 percent of the outstanding capital stock may not be less than 110 percent of the fair value of the common stock at the date of grant. Options issued under the plan vest as determined by the plan administrator.

As of November 12, 1999, the Company's shareholders approved the 1999 Plan underlying the grant of (i) 1,640,000 options issued in connection with employment agreements (see Note G[2]), (ii) 1,470,000 options were issued in exchange for 1,785,000 shares of common stock (see Note C[2]) and (iii) 950,000 options granted to employees.

In addition, in November 1999, 445,000 options granted to the Chief Operating Officer were cancelled as a result of an amendment to the employment agreement reducing the term from two years to one year.


NOTE F- RELATED PARTY TRANSACTIONS

On March 11, 1999 the Company entered into a consulting agreement with an entity controlled by a relative of an officer/stockholder to perform consulting services. This agreement provides for the issuance of 140,000 shares (fair value
- $455,000) of the Company's common stock (see Note C) and monthly payments of $1,400 for site maintenance.

In addition, on March 11, 1999, 15,000 shares (fair value - $49,000) were issued to the wife of the chief financial officer for legal services (see Note C).

On February 19, 1999, the Company entered into an agreement with an entity controlled by the chief operations officer of the Company. Pursuant to this agreement the Company is to receive warehousing and fulfillment services for its customers. In exchange for these services, the Company issued 20,000 shares of common stock which were valued at $70,000 (see Note C) and must issue an additional 10,000 shares of common stock if the Company is not a reporting entity with the Securities and Exchange Commission by December 1, 1999.


NOTE G - COMMITMENTS

[1]    LEASES:

       The Company leases facilities on a month-to-month basis. Rental expense under this lease for the period ended June 30, 1999 amounted to $3,000.

[2]    EMPLOYMENT AGREEMENTS:

       On March 11, 1999, the Company entered into a two year employment agreement with its chief executive officer. The agreement provides for a base salary of $70,000 per annum and bonuses. It also provides for the granting of 315,000 shares of common stock and options to acquire 900,000 shares of common stock at an exercise price of $1.00, subject to approval of the 1999 Plan (which is the fair market value at November 12, 1999
      (the date of grant)) vesting over two years (See Note E).

iCHARGEIT, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999

NOTE G - COMMITMENTS  (CONTINUED)

[2]    EMPLOYMENT AGREEMENTS:  (CONTINUED)

       On June 1, 1999, the Company entered into a two year employment agreement with its chief operations officer, subsequently amended (see Note E).
       The agreement orignally provided for a base salary of $50,000 and a signing bonus of $11,700. The agreement also provides for a bonus and a granting of 250,000 shares of common stock and of options to acquire 640,000 shares of common stock at an exercise price of $1.00 subject to approval of the 1999 Plan (which is the fair market value at November 12, 1999 (the date of grant)) vesting over two years. The amendment was occasioned by a 1.2 % commission on all revenues which occur due to a strategic alliance generated by the chief operations officer.

       On May 1, 1999, the Company entered into a six month employment agreement with its chief financial officer. The agreement provides for a base salary of $25,000 for the six months the agreement provides for the granting of 250,000 shares of common stock and options to acquire 100,000 shares of common stock at an exercise price of $1.00 (which is the fair market value at November 12, 1999 (the grant date) vesting over six months (see Note E).

[3]    INTERNET OPERATIONS:

       Many of the Company's operations are dependent on third party providers for website design, content, maintenance, goods and services. The Company has entered into various agreements with those third party providers.


NOTE H - SUBSEQUENT EVENTS

ACQUISITION:

On October 5, 1999, the Company entered into an agreement and plan of merger with Bay Micro Computers Inc. ("Bay Micro") pursuant to which Bay Micro would become a subsidiary to the Company. The stockholders of Bay Micro received approximately 4,000,000 shares of the Company's common stock. In addition, the Company advanced to Bay Micro $80,000 and $120,000 in August and October of 1999, respectively, pursuant to unsecured promissory notes bearing interest at 7% and are payable in three years from the date of advance.

REINCORPORATION:

On November 5, 1999, the Company was reincorporated in Delaware.

The acquisition and reincorporation indicated above were approved by stockholders on November 12, 1999.

                                 iCHARGEIT INC.
                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1999
                                  (UNAUDITED)



ASSETS
  Current Assets
     Cash                                                         $392,000
     Securities - available for sale at market value                39,000
     Accounts Receivable                                           394,000
     Inventory                                                     267,000
     Prepaid Expenses and Other Current Assets                      85,000
                                                               ------------
   Total current assets                                          1,177,000
                                                               ------------

  Property and Equipment, net                                      101,000
  Restricted Cash                                                   46,000
  Internet Domain Name and Website, net                            166,000
  Goodwill, net                                                  5,329,000
  Other Assets                                                      13,000
                                                               ------------

TOTAL ASSETS                                                     6,832,000
                                                               ============

LIABILITIES & EQUITY
  Current Liabilities
     Accounts Payable                                             $206,000
     Accrued expenses                                             $278,000
     Other current liabilities                                      80,000
     Loan payable-stockholder/officer                              244,000
                                                               ------------

  Total current liabilities                                       $808,000


   Other liabilities                                                13,000

                                                               ------------
  Total Liabilities                                               $821,000
                                                               ------------

Stockholders' Equity
   Capital Stock                                                    11,000
   Additional Paid in Capital                                   16,142,000
   Subscriptions receivable                                         (2,000)
   Accumulated deficit                                         (10,172,000)
   Accumulated other comprehensive income -
   Unrealized gain in marketable securities                         19,000
                                                               ------------
  Total Equity                                                   6,011,000
                                                               ------------

TOTAL LIABILITIES & EQUITY                                      $6,832,000
                                                               ============


See notes to financial statements
                                 iCHARGEIT INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                  (UNAUDITED)


    Net Sales                                               $ 1,976,000

      Cost of Goods Sold                                      1,784,000
                                                           -------------

  Gross Profit                                                  192,000

Services and Other Revenue                                       15,000

                                                           -------------
                                                                207,000
                                                           -------------
Costs and Expenses
      Internet services                                          31,000
      General and administrative
(excludes equity related charges)                               806,000
Equity Compensatory Charges                                   2,929,000
                                                           -------------
  Total Expense                                               3,766,000
                                                           -------------


Net Loss                                                   $ (3,559,000)
                                                           =============

Net Loss per share
    Basic and diluted                                           $ (0.38)

Weighted average shares outstanding
    Basic and diluted                                         9,427,000


See notes to financial statements
iCHARGEIT, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (NOTES A AND E) (UNAUDITED)



                                                                             COMMON STOCK             ADDITIONAL
                                                                    --------------------------------    PAID-IN      COMPREHENSIVE
                                                                        SHARES          AMOUNT          CAPITAL           LOSS
                                                                    ---------------------------------------------------------------
Balance - June 30, 1999                                                   7,931,405      $ 8,000     $13,091,000

         Sale of treasury stock                                                                       (1,187,000)
         Shares issued for acquisition of Bay Micro                       4,000,000        4,000       5,476,000
         Collections of subscriptions receivable
         Sale of units consisting of common stock and warrants
           (net of expenses of $97,000)                                   1,153,855        1,000         652,000
         Amortization of compensation charges, net of returns            (1,785,000)      (2,000)     (1,887,000)
         Issuance of shares in connection with prior merger
           transaction                                                        6,000                        6,000
Net loss                                                                                                              $ (3,559,000)
         Other Comprehensive loss
            Unrealized loss on securities                                                                                  (13,000)
                                                                                                                     --------------

         Comprehensive loss                                                                                           $ (3,572,000)
                                                                    -------------------------------------------------==============

BALANCE - DECEMBER 31, 1999                                              11,306,260     $ 11,000     $16,142,000
                                                                    =============================================

                                                                                                       ACCUMULATED
                                                                     ACCUMULATED                          OTHER
                                                                       DEFICIT         UNEARNED       COMPREHENSIVE   SUBSCRIPTIONS
                                                                        STAGE        COMPENSATION        INCOME         RECEIVABLE
                                                                    ---------------------------------------------------------------
Balance - June 30, 1999                                              $(6,613,000)    $ (4,808,000)         $ 32,000      $ (27,000)

         Sale of treasury stock
         Shares issued for acquisition of Bay Micro
         Collections of subscriptions receivable                                                                            25,000
         Sale of units consisting of common stock and warrants
           (net of expenses of $97,000)
         Amortization of compensation charges, net of returns                           4,808,000
Net loss                                                             $(3,559,000)
         Other Comprehensive loss
            Unrealized loss on securities                                                                 $(13,000)


         Comprehensive loss
                                                                    ---------------------------------------------------------------

BALANCE - DECEMBER 31, 1999                                         $(10,172,000)    $          -         $ 19,000       $ (2,000)
                                                                    ===============================================================

                                                                                   TREASURY STOCK

                                                                          SHARES        AMOUNT           TOTAL
                                                                    ----------------------------------------------
Balance - June 30, 1999                                                  157,686     $(1,340,000)         343,000

         Sale of treasury stock                                         (157,686)      1,340,000          153,000
         Shares issued for acquisition of Bay Micro                                                     5,480,000
         Collections of subscriptions receivable                                                           25,000
         Sale of units consisting of common stock and warrants
           (net of expenses of $97,000)                                                                   653,000
         Amortization of compensation charges, net of returns                                           2,929,000
Net loss                                                                                               (3,559,000)
         Other Comprehensive loss                                                                               -
            Unrealized loss on securities                                                                 (13,000)


         Comprehensive loss
                                                                    ----------------------------------------------

BALANCE - DECEMBER 31, 1999                                                    -             $ -       $6,011,000
                                                                    ==============================================


See notes to financial statements
                                 iCHARGEIT INC.
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE SIX MONTHS ENDED DECEMBER 31,1999



CASH FLOWS FROM OPERATING ACTIVITIES
              Net loss                                                             (3,559,000)
              Adjustments to reconcile Net loss to net cash used
              in operating activities:
                  Depreciation and amortization                                       142,000
                  Compensation paid with stock
                      to consultants and employees                                  2,929,000
                  Receipt of marketable securities in
                      payment of fees                                                  (5,000)
                  Accounts receivable                                                (148,000)
                  Inventory                                                           (14,000)
                  Other Current Assets                                                (48,000)
                  Accounts payable and other liabilities                              (95,000)
                                                                                 --------------
          Net cash used in Operating Activities                                      (798,000)
                                                                                 --------------

CASH FLOWS FROM INVESTING ACTIVITIES
                  Acquisition of property and Equipment                               (30,000)

                  Cash acquired in acquisition of the Bay Micro                        63,000

                  Loans to officer/stockholder                                        (20,000)
                                                                                 --------------
          Net cash provided by Investing Activities                                    13,000
                                                                                 --------------
CASH FLOWS FROM FINANCING ACTIVITIES
                  Loans paid                                                           (4,000)


                  Net proceeds from sale of Common Stock                              831,000
                                                                                 --------------
          Net cash provided by Financing Activities                                   827,000
                                                                                 --------------
Increase in cash                                                                       42,000

Cash, beginning of period                                                             350,000
                                                                                 --------------
Cash at December 31, 1999                                                             392,000
                                                                                 ==============


See notes to financial statements

ICHARGEIT, INC.


NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 1999


NOTE A - THE COMPANY AND BASIS OF PRESENTATION

Para-Link, Inc. ("Para-Link" or the "Company"), an inactive company was incorporated in the state of Texas on January 22, 1997.


On March 10, 1999, Para-Link acquired 100% of the outstanding capital stock of iChargeit Inc. iChargeit, Inc. ("iChargeit") was incorporated on January 6, 1999 in the State of Nevada to launch an internet-based shopping mall to market goods and services to internet users, as well as, allowing customers to play online video and racing games at a virtual arcade. The launching of iChargeit's website was March 1, 1999. The acquisition was consummated through an exchange of shares that resulted in the stockholders of iChargeit receiving control of Para-Link; the transaction has been treated as a recapitalization. In connection therewith, the Company's historic capital accounts were retroactively adjusted to reflect the equivalent number of shares issued by Para-Link in the transaction while iChargeit's historical accumulated deficit was carried forward. The statement of operations reflects the activities of iChargeit from the commencement of its operations on January 6, 1999. On March 17, 1999, the Company changed its name to iChargeit, Inc. On November 5, 1999 the Company was reincorporated in Delaware.



The Company was in the development stage prior to the period ended September 30, 1999. As a result of the acquisition in the quarter ended December 31, 1999 of Bay Micro Computers Inc. ("Bay Micro") iChargeit is no longer in the status of the development stage (see note B). Bay Micro is a wholesaler and assembler of computers and related hardware components.



The information contained herein with respect to the six month period ended December 31, 1999 has not been audited but was prepared in conformity with generally accepted accounting principles for interim financial information. Accordingly, the condensed financial statements do not include information and footnotes required by generally accepted accounting principles for annual presentation of financial statements. Included are the normal recurring adjustments, which in the opinion of management are necessary for a fair presentation of the financial information at December 31, 1999 and for the three month period ended December 31, 1999 and since inception. The results are not necessarily indicative of results to be expected for the year.



The financial statements include the accounts of the company and it's wholly-owned subsidiary Bay Micro Inc.. All material inter-company transactions and account balances have been eliminated in consolidation.


NOTE B- ACQUISITION


Effective on October 5, 1999 the Company acquired 100% of the common stock of Bay Micro Inc. in exchange for 4,000,000 shares of common stock at an aggregate fair value of $5,480,000. The transaction has been accounted for as a purchase in accordance with accounting standards. The accompanying consolidated financial statements include revenue and expenses of Bay Micro Inc. from October 5, 1999.



The cost of the assets and liabilities assumed were preliminarily allocated as follows:



                  Cash                      $  63,000
                  Accounts receivable         246,000
                  Inventory                   242,000
                  Customer lists              169,000
                  Other assets                 54,000
                  Equipment                    73,000
                  Accounts payable           (404,000)
                  Accrued expenses            (67,000)
                  Loans payable              (361,000)
                  Goodwill                  5,465,000
                                           ----------
                      Consideration        $5,480,000
                                           ==========

NOTE C-SEGMENT  INFORMATION


The Company and it's subsidiary have two reportable segments. The Company operates an Internet based shopping mall and Bay Micro is a wholesaler and assembler of computers and related hardware components. Information with respect to reportable segments are as follows:




                                            Internet          Bay
                                            Operations        Micro             Total
                                           ------------      --------          ---------
Revenues from external customers            $41,000          $1,950,000        $1,991,000

Depreciation and amortization                                   $12,000           $12,000

Significant non-cash items:
     Equity compensatory charges          2,929,000                             2,929,000

Segment loss                             (3,415,000)           (144,000)       (3,559,000)

Segment Assets                              524,000           6,308,000         6,832,000

Expenditures for long-lived assets                               30,000            30,000




NOTE D - SIGNIFICANT ACCOUNTING POLICIES


[1]      USE OF ESTIMATES:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

[2]      INVENTORIES:


         Inventories consist primarily of the goods the Company has purchased for resale. Inventory is stated at the lower of average cost or market.


[3]      VALUATION OF SECURITIES:

         Marketable securities are classified as available-for-sale and are recorded at their market value. Unrealized gains and losses are recorded as other comprehensive income.

[4]      REVENUE RECOGNITION:


         Revenue is recognized on the accrual basis of accounting. Revenue is recognized when merchandise is shipped to a customer or services are performed. In addition, the Company earns fees in the form of securities. These securities are valued at market on the date they are earned.

[5]      FINANCIAL INSTRUMENTS:

         The carrying amounts for the Company's cash, accounts receivable and accrued expenses approximate fair value.


[6]      PER SHARE DATA:


         Basic and diluted loss per share is based on the weighted average number of outstanding shares of common stock and excludes the effect of stock options and warrants.


[7]      STOCK-BASED COMPENSATION:

The Company has elected to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25. " Accounting for Stock Issued to Employees" in accounting for its stock option incentive plan. As such, compensation expense would be recorded on the date of grant if the current market price of the underlying stock exceeded the exercise price of the option.

[8]      CONCENTRATION OF CREDIT RISK:


         Financial instruments which potentially subject the Company to concentration of credit risk consists of cash, and securities. The Company primarily holds its cash in one bank insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1999, the Company maintained cash balances of $192,000 in excess of the FDIC limit.


[9]          EQUIPMENT:


         Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the lives of the asset, generally five to seven years.


[9]      INCOME TAXES:


         The Company accounts for income taxes using the liability method. Deferred income taxes are measured by applying enacted statutory rates to net operating loss carry forwards and to the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced, if necessary, by a valuation allowance for any tax benefits, which are not expected to be realized.



NOTE E - STOCKHOLDERS' EQUITY


[1]      STOCK SPLIT:

         On January 5, 1999 the Board of Directors authorized a one for five reverse common stock split effective February 7, 1999 for all stockholders on record as of the close of business on February 1, 1999. All the share and per share amounts in the accompanying financial statements have been restated to give effect to the reverse stock split.

[2]      WARRANTS:

At December 31, 1999, outstanding warrants to acquire shares of the Company's common stock are as follows:


Number of                         Exercise           Expiration
Warrants                           Price                Date
--------------------------------------------------------------------------------

 16,000                            $5.00             August,  2000


122,525                            $2.50             August, 2000
230,771                            $2.25             September, 2000

 As of December 31, 1999, 369,296 warrants are outstanding with a weighted average price of $2.45 and a weighted average contractual life remaining of 8.24 months.



[3]      TREASURY STOCK:


         On June 17, 1999, a principal stockholder agreed to put in escrow for the benefit of the Company 157,686 shares of the Company's common stock. The Company recorded the 157,686 shares of common stock as treasury stock at its fair market value on the day it was placed in escrow. Through December 31, 1999 the Company yielded proceeds of $153,000 from the sale of 157,686 shares of common stock which was treated as a capital contribution.


[4]           PRIVATE PLACEMENT:


         In November and December 1999 the Company raised an aggregate of $750,000 of which, after fees, it received $653,000 from the sale of 230,771 units consisting of five shares of common stock and one warrant to purchase one additional share of the Company's common stock for an exercise price of $2.250 per share expiring September 1, 2002.


NOTE F - STOCK OPTION PLAN

         On August 17, 1999 the Company adopted a stock option plan (the "1999 Plan") subject to stockholder approval for granting options to purchase up to 4,000,000 shares of common stock, pursuant to which employees, consultants, independent contractors, officers and directors are eligible to receive incentive and/or nonqualified stock options. Options granted under the 1999 Plan are exercisable for a period of up to 10 years from the date granted at an exercise price which is not less than the fair value on the date of the grant, except that the exercise price of options granted to a stockholder owing more than 10 percent of the outstanding capital stock may not be less than 110 percent of the fair value of the common stock at the date of grant. Options issued under the plan vest as determined by the plan administrator.


As of November 12, 1999, the Company had granted 3,715,000 options to employees and consultants. At December 31, 1999, the company had 3,715,000 options outstanding at an exercise price of $1.00, exercisable through November 12, 2009. At December 31, 1999, the Company had 1,991,250 options to purchase common shares which are exercisable at $1.00 per share.


NOTE G - COMMITMENTS

         LEASES:


         The Company has lease agreements for its office facilities and storage facilities through November 2002. At December 31, 1999, its future minimum rental commitments were as follows:



                  Year Ending
                      June 30                        Amount
                  ------------                      ---------
                      2000                           $ 41,000
                      2001                           $ 83,000
                      2002                           $ 83,000
                      2003                           $ 28,000
                                                     --------
                                                     $235,000
                                                     ========

NOTE H-LOANS PAYABLE-OFFICER/STOCKHOLDER


Loans payable to an officer/stockholder are non-interest bearing and have no fixed date of repayment. The officer/stockholder has agreed not to demand repayment until July 1, 2000.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Bay Micro Computers Inc.


We have audited the accompanying balance sheet of Bay Micro Computers Inc. as of June 30, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the period from August 28, 1998 (inception) through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Bay Micro Computers Inc. as of June 30, 1999 and the results of its operations and cash flows for the period from August 28, 1998 (inception) through June 30, 1999 in conformity with generally accepted accounting principles.



Richard A. Eisner & Company, LLP

New York, New York
October 15, 1999

BAY MICRO COMPUTERS INC.

BALANCE SHEET
JUNE 30, 1999


ASSETS
Current assets:
   Cash                                                            $    32,954
   Accounts receivable, net                                            156,109
   Inventories                                                         140,980
                                                                   -----------
      Total current assets                                             330,043

Equipment, net                                                          77,421
Restricted cash                                                         28,000
Internet Domain Name and Website, net of
  accumulated amortization of $15,763                                  173,387
Other assets                                                             8,432
                                                                   -----------
                                                                   $   617,283
                                                                   -----------
                                                                   -----------
LIABILITIES
Current liabilities:
   Accounts payable                                                $   176,813
   Accrued expenses                                                     66,219
   Payable to Pinamar                                                   80,000
   Current portion of loan payable                                       2,981
                                                                   -----------
      Total current liabilities                                        326,013

Loan payable, less current portion                                      13,564
Loans payable - officer/stockholder                                    260,871
                                                                   -----------
                                                                       600,448
                                                                   -----------
Commitments and other matters

STOCKHOLDERS' EQUITY
Common stock, no par value; 100,000 shares authorized,
  1,250 shares issued and outstanding                                  180,000
Additional paid-in capital                                              51,897
Accumulated deficit                                                   (215,062)
                                                                   -----------
                                                                        16,835
                                                                   -----------
                                                                   $   617,283
                                                                   -----------
                                                                   -----------


SEE NOTES TO FINANCIAL STATEMENTS                                         F-25

BAY MICRO COMPUTERS INC.

STATEMENT OF OPERATIONS
PERIOD FROM AUGUST 28, 1998 (INCEPTION) THROUGH JUNE 30, 1999


Net sales                                          $     3,363,917
Cost of goods sold                                       2,992,776
                                                   ---------------
Gross profit                                               371,141
Selling, general and administrative expenses               586,203
                                                   ---------------
NET LOSS                                           $      (215,062)
                                                   ===============

SEE NOTES TO FINANCIAL STATEMENTS                                         F-26

BAY MICRO COMPUTERS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM AUGUST 28, 1998 (INCEPTION) THROUGH JUNE 30, 1999

                                                          COMMON STOCK
                                                  -------------------------    ADDITIONAL                             TOTAL
                                                   NUMBER OF                    PAID-IN        ACCUMULATED        STOCKHOLDERS'
                                                    SHARES        AMOUNT        CAPITAL          DEFICIT             EQUITY
                                                  -----------   -----------   ------------    ------------       --------------
Issuance of founders' common stock                    1,000     $   100,000                                        $ 100,000
Issuance of common stock (Note C)                       250          80,000                                           80,000
Contribution of portion of loans
   payable to capital by principal
   stockholder                                                                  $51,897                               51,897
Net loss                                                                                       $   (215,062)        (215,062)
                                                 ----------     -----------     -------        ------------         --------
BALANCE - JUNE 30, 1999                               1,250     $   180,000     $51,897        $   (215,062)        $ 16,835
                                                 ==========     ===========     =======        ============         ========

SEE NOTES TO FINANCIAL STATEMENTS                                         F-27

BAY MICRO COMPUTERS INC.

STATEMENT OF CASH FLOWS
PERIOD FROM AUGUST 28, 1998 (INCEPTION) THROUGH JUNE 30, 1999


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                          $   (215,062)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization                                                        33,576
      Compensation accrued to officer                                                     136,000
      Changes in:
        Inventories                                                                      (140,980)
        Accounts receivable                                                              (156,109)
        Other assets                                                                       (8,432)
        Accounts payable and accrued expenses                                             243,032
                                                                                     ------------
           Net cash used in operating activities                                         (107,975)
                                                                                     ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of equipment                                                               (67,131)
   Acquisition of assets                                                                  (40,000)
   Restricted cash                                                                        (28,000)
                                                                                     ------------
           Net cash used in investing activities                                         (135,131)
                                                                                     ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock                                                 100,000
   Repayment of loan                                                                         (708)
   Proceeds from officer's loans                                                          176,768
                                                                                     ------------
           Net cash provided by financing activities                                      276,060
                                                                                     ------------

NET INCREASE IN CASH                                                                       32,954
Cash - beginning of period                                                           ------------

CASH - END OF PERIOD                                                                 $     32,954
                                                                                     ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the year for interest                                            $        341

SEE NOTES TO FINANCIAL STATEMENTS                                         F-28

BAY MICRO COMPUTERS INC.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999


NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1]   BUSINESS:

      Bay Micro Computers Inc. (the "Company") was incorporated in California in August 1998. The Company is primarily a wholesaler and assembler of computers and related hardware components. The Company also operates an internet website, Shoppingplanet.com, which sells computer hardware components.

      On October 5, 1999, the Company and its shareholders entered into an agreement and plan of merger with iChargeit, Inc. pursuant to which a subsidiary of iChargeit, Inc. merged with and into the Company and the Company became a wholly owned subsidiary of iChargeit, Inc. The shareholders of the Company will receive approximately 3,106 shares of iChargeit, Inc. common stock for each share of common stock of the Company.

      In August 1999 and October 1999 iChargeit advanced $80,000 pursuant to an unsecured promissory note and $120,000 pursuant to a promissory note secured by 680 shares of common stock of the Company. These notes bear interest at 7% and are payable in three years from date of advance.

[2]   CASH EQUIVALENTS:

      The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

[3]   INVENTORIES:

      Inventories, which consist of merchandise purchased for resale, are stated at the lower of average cost or market.

[4]   EQUIPMENT:

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the lives of the asset, generally five to seven years.

[5]   INCOME TAXES:

      The Company provides for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of net operating loss carryforwards and temporary differences between the financial reporting and tax basis of assets and liabilities. A valuation allowance is recognized, if it is considered more likely than not that some or all of a deferred tax asset may not be realized.

[6]   REVENUE RECOGNITION:

      Revenue is recognized when a product is shipped, or when services are performed. Provision is made for an estimate of product returns.

[7]   USE OF ESTIMATES:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE B - RESTRICTED CASH

Restricted cash represents an operating reserve held by a bank in an escrow account in order to process credit card transactions for the Company.


NOTE C - ACQUISITION OF ASSETS


On April 1, 1999, the Company acquired principally the domain name, Shoppingplanet.com and related technology and certain computer equipment from Pinamar Corporation in exchange for $120,000 ($20,000 on execution of agreement and five consecutive monthly payments of $20,000 beginning no later than May 15, 1999) and 250 common shares representing a 20% equity interest in the Company valued at $80,000. The purchase price has been allocated to acquired assets as follows:


        Equipment                                               $    10,850
        Internet Domain Name and Website                            189,150
                                                                -----------
        Cost of acquisition                                     $   200,000
                                                                ===========

The internet domain name and website are being amortized over three years.

As of June 30, 1999, the Company has made $40,000 payments to Pinamar.


NOTE D - EQUIPMENT

Equipment consists of the following:


        Computer and office equipment                           $    61,075
        Vehicles                                                     26,254
        Furniture and fixtures                                        7,905
                                                                -----------
                                                                     95,234
        Less accumulated depreciation                                17,813
                                                                -----------
                                                                $    77,421
                                                                ===========

NOTE E - LEASES

The Company has lease agreements for its office facilities and storage facilities through June 2002.

At June 30, 1999, future annual minimum rental commitments were as follows:

           YEAR ENDING
             JUNE 30,
           -----------
             2000                                               $    64,000
             2001                                                    80,000
             2002                                                    80,000
                                                                -----------
        Total lease payments                                    $   224,000
                                                                ===========


Rent expense for office facilities aggregated approximately $25,000 for the period ended June 30, 1999.

NOTE F - LOAN PAYABLE

Loan payable consists of an auto loan payable to a financial institution in monthly installments of $350, including interest at a rate of 8.02% through March 6, 2004 secured by the vehicle.

The balance at June 30, 1999 is due as follows:

           YEAR ENDING
             JUNE 30,
           -----------
             2000                                               $     2,981
             2001                                                     3,229
             2002                                                     3,498
             2003                                                     3,789
             2004                                                     3,048
                                                                -----------
                                                                $    16,545
                                                                ===========

At June 30, 1999, the net book value of the vehicle was approximately $18,000.


NOTE G - LOANS PAYABLE - OFFICER/STOCKHOLDER

Loans payable to an officer/stockholder are noninterest bearing and have no fixed date of repayment. At June 30, 1999, a $136,000 bonus was accrued to the officer which has been included in the loan payable. The officer/stockholder has agreed not to demand repayment of the loan until July 1, 2000.


NOTE H - INCOME TAXES

At June 30, 1999, the Company has available for federal income tax purposes a net operating loss carryforward of approximately $78,000 expiring in 2019 that may be used to offset future taxable income.

The Company has a deferred tax asset of approximately $86,000 relating to the carryforward and certain expenses not currently deductible for which a valuation allowance of $86,000 has been provided.

                                    PART III

ITEM 1 AND ITEM 2.  INDEX TO EXHIBITS DESCRIPTION OF EXHIBITS


 Exhibit No.                                Description
 ----------                                 -----------
2.1+          Certificate of Incorporation of Registrant as filed on November 5,
              1999.

2.2+          ByLaws of Registrant, Inc., as adopted November 6, 1999.

6.1+          Agent Agreement, dated January 25, 1999, by and between Preferred
              Voice, Inc. and Registrant.

6.2+          Agreement dated January 26, 1999 by and between Netgateway and
              Registrant.

6.3+          Bookinabasket Agreement, dated February 7, 1999, by and between
              Susannah Altman and Registrant.

6.4+ Software License Agreement, dated February 11, 1999, by and among Winners Internet Network, Inc., CyberLink Monetary System,
              EST and Registrant.

6.5+ Amendment to Software Licensing Agreement dated February 11, 1999 by and between Winners Internet Network, Inc.

6.6+ Investor Relations Agreement, dated February 16, 1999, by and between DeMonte Associates and Registrant.

6.7+          Agreement dated February 19, 1999, by and between EC Net
              Manufacturing L.L.C. and Registrant.

6.8+          Sales Agreement dated March 10, 1999, by and between Domain Giant,
              Inc. and Registrant.

6.9+          Sales Agency Agreement, dated March 11, 1999, by and between
              Massiano de Milano and Registrant.

6.10+         Term Sheet, dated March 31, 1999, by and between Info Touch
              Technologies Corp. and Registrant.

6.11+ Attorney/Client Retainer Agreement dated April 2, 1999 by and between Madigan & Boyer and Registrant.

6.12+         Leasing Services Agreement, dated April 5, 1999, by and between
              Leasing Group, Inc. and Registrant.

6.13+         Development Agreement, dated April 7, 1999, by and between First
              Institutional Marketing, Inc. and Registrant.

6.14+ Game Site Production Licensing Term Sheet, dated April 27, 1999, by and between Total Entertainment Network and Registrant.

6.15+         Fee Agreement dated April 28, 1999 by and between Stradling Yocca
              Carlson & Rauth and Registrant.

6.16+         Sales Agency Agreement dated May 1, 1999, by and between Future
              Care Fabrics, Inc. and Registrant.



                                      III-1

 Exhibit No.                                Description
 ----------                                 -----------
6.17+         Wholesale Service Agreement dated May 8, 1999 by and between
              Starnet, Inc. and Registrant.

6.18+         Distributor Agreement dated May 15, 1999 by and between UPI and
              Registrant.

6.19+ Commercial Server License Agreement, dated May 15, 1999, by and between Communities.Com and Registrant.

6.20+         Sales Agency Agreement, dated May 26, 1999, by and between
              Shopping Planet and Registrant.

6.21+         Internet Web Site Agreement, dated May 28, 1999, by and between
              24/7 Media Inc. and Registrant.

6.22+         Advertising Agreement dated January 1, 2000 by and between
              Stockcom, Inc. and the Registrant.

6.23+ Electronic Commerce Services Agreement dated October 1, 1999 by and between Netgateway, Inc. and Registrant.

6.24+         Affiliate Agreement, dated October 27, 1999, by and between
              FindWhat.Com and Registrant.

6.25+         Form of Subscription Agreement.

6.26+         Form of Warrant.

6.27+         1999 Stock Incentive Plan.

6.28+         Form of Stock Option Agreement.

6.29+         Consulting Agreement dated April 27, 1998 by and between C. Jones
              & Company and Registrant.

6.30+         Consulting Agreement dated March 4, 1999, by and between Joseph
              Meredith and Registrant.

6.31+         Consulting Agreement dated March 4, 1999 by and between Bob
              Roberts and Registrant.

6.32+         Consulting Agreement dated March 4, 1999 by and between Renoir
              Trust and Registrant.

6.33+         Consulting Agreement dated March 11, 1999, by and between Janice
              Nichols and Registrant.

6.34+         Consulting Agreement dated March 11, 1999 by and between Future
              Holdings, Corp. and Registrant.

6.35+         Consulting Agreement, dated March 11, 1999, by and between Randy
              Waldman and Registrant.

6.36+         Consulting Agreement, dated March 11, 1999, by and between
              Patricia M. Carroll and Registrant.



                                     III-2

 Exhibit No.                                Description
 ----------                                 -----------
6.37+         Consulting Agreement, dated March 11, 1999, by and between Lewis
              Cohen & Company and Registrant.

6.38+         Consulting Agreement, dated March 11, 1999, by and between James
              Wrobel and Registrant.

6.39+         Consulting Agreement, dated March 11, 1999, by and between Jon
              Crandell and Registrant.

6.40+         Consulting Agreement, dated March 11, 1999, by and between Jeff
              Crandell and Registrant.

6.41+         Consulting Agreement, dated March 11, 1999, by and between Vic
              McCall and Registrant.

6.42+         Consulting Agreement, dated March 11, 1999, by and between Sherrie
              Carter and Registrant.

6.43+         Consulting Agreement, dated March 11, 1999, by and between
              Twitchell Corporation and Registrant.

6.44+         Consulting Agreement, dated March 12, 1999, by and between Dean S.
              Dumont and Registrant.

6.45+         Consulting Agreement, dated March 12, 1999, by and between Dean S.
              Dumont and Registrant.

6.46+         Consulting Agreement, dated March 26, 1999, by and between Eagle
              Holding Investments, Ltd. and Registrant.

6.47+         Consulting Agreement, dated March 26, 1999, by and between
              Mac-Group, Inc. and Registrant.

6.48+         Consulting Agreement, dated June 10, 1999, by and between Brian
              Wharton and the Registrant.

6.49+         Consulting Agreement, dated June 10, 1999, by and between Arash
              Aziz-Golshani and Registrant.

6.50+         Consulting Agreement, dated March 11, 1999, by and between Dean S.
              Dumont and Registrant.

6.51+         Consulting Agreement dated August 1, 1999 by and between James
              Carroll and Registrant.

6.52+         Employment Agreement dated March 11, 1999, by and between Jesse
              Cohen and Registrant.

6.53+         Employment Agreement dated May 1, 1999, by and between James
              Carroll and Registrant.

6.54+         Employment Agreement dated June 1, 1999, by and between Randall
              Waldman and Registrant.



                                     III-3

 Exhibit No.                                Description
 ----------                                 -----------
6.55+         Service Contract dated January 1, 2000 by and between Stockton,
              Inc. and Registrant.

6.56          Employment Agreement dated November 16, 1999 by and between
              Netgateway and Luis Marcelo Povolo.

6.57+         Stock Purchase Agreement dated March 11, 1999, by and between
              James F. Carroll and Registrant.

6.58+         Stock Purchase Agreement dated March 11, 1999, by and between
              Jesse Cohen and Registrant.

6.59+         Stock Purchase Agreement dated March 11, 1999 by and between
              Future Holding Corp. and Registrant.

6.60+         Stock Purchase Agreement dated March 11, 1999 by and between Dean
              Dumont and Registrant.

6.61+         Stock Purchase Agreement dated March 11, 1999 by and between Eagle
              Holdings Investments, Ltd. and Registrant.

6.62+         Stock Purchase Agreement dated March 11, 1999 by and between James
              J. Wrobel and Registrant.

6.63+         Stock Purchase Agreement dated March 11, 1999 by and between
              Mac-Group, Inc. and Registrant.

6.64+         Stock Purchase Agreement dated March 11, 1999 by and between
              Twitchell Corporation and Registrant.

6.65+         Stock Purchase Agreement dated June 1, 1999, by and between Randy
              Waldman and Registrant.

6.66 Merchant Services Agreement, dated January 24, 2000 by and between Bay Micro Computers and Alta Vista Company.

6.67          Dealer Agreement, dated September 2, 1999 by and between
              Digital River, Inc. and Registrant

6.68 Software Assignment and Grant Back Limited License Agreement dated November 16, 1998 by and between Netgateway, Pinaman
              Corporation, Uninet Imaging, Inc., Luis Marcelo Povolo, Oswaldo
              Federico Povolo, Nestor Segeriti, and Alexis Faviona Quintana.

8.1+ Plan and Agreement of Merger, dated March 10, 1999 by and between iChargeit, Inc., a Nevada Corporation, and Registrant.

8.2+ Agreement and Plan of Merger, dated November 11, 1999 by and between iChargeit, Inc., a Delaware corporation, and Registrant, effecting a reincorporation of the Company from Texas to Delaware.

8.3+ Agreement and Plan of Merger, dated November 12, 1999 by and between BMC Acquisition Corp. and Bay Micro Computers, Inc.

12.1+         Subsidiaries of Registrant.

27.1+         Financial Data Schedule.

    +         Previously Filed.



                                     III-4

                                   SIGNATURES


         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant has caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          iChargeit, Inc.


                                          By: /s/ Jesse Cohen
                                             ----------------------------------
                                          Name:  Jesse Cohen, President


March 11, 2000










                                     III-5